Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PRAIRIEWAVE HOLDINGS, INC.,

KNOLOGY, INC.,

KNOLOGY ACQUISITION SUB, INC.,

ALTA COMMUNICATIONS VIII, L.P., AS

THE

EQUITY HOLDERS’ REPRESENTATIVE,

AND CERTAIN EQUITY HOLDERS

JANUARY 8, 2007

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EXHIBITS
Exhibit A	Certificate of Merger
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Equity Holders Agreement
Exhibit D	Aging Report
Exhibit E	Legal Opinion

SCHEDULES
Schedule 3.5	Indebtedness
Schedule 3.7(c)	Exclusions from 2006 EBITDA and Caps on Amounts
Schedule 4.1(a)	Existence; Good Standing; Authority
Schedule 4.2(a)	Capitalization
Schedule 4.2(b)	Options, Warrants and Other Equity Rights
Schedule 4.3(a)	Subsidiaries
Schedule 4.3(b)	Foreign Qualifications of Subsidiaries
Schedule 4.4	No Conflicts; Consents (with respect to the Company)
Schedule 4.5(a)	Financial Statements
Schedule 4.5(b)	Non-Audit Services
Schedule 4.5(d)	Transactions with Affiliates
Schedule 4.6	Absence of Certain Changes
Schedule 4.7	Litigation
Schedule 4.8	Taxes
Schedule 4.9(a)	Employee Benefit Plans
Schedule 4.9(d)	Effect of Transaction on Benefits
Schedule 4.9(f)	Plan Termination Liabilities
Schedule 4.9(h)	Nonqualified Deferred Compensation Plan
Schedule 4.10(a)	Owned Real Property
Schedule 4.10(b)	Leased Real Property
Schedule 4.10(c)	Exclusive Occupation of Properties
Schedule 4.10(e)	Permitted Encumbrances
Schedule 4.10(f)	Easements
Schedule 4.11(a)	Labor and Employment Matters
Schedule 4.11(b)	Organized Labor Agreements
Schedule 4.11(c)	Employees
Schedule 4.11(d)	Independent Contractors
Schedule 4.11(e)	Severance Agreements
Schedule 4.12	Contracts and Commitments
Schedule 4.13(a)	Patents, Marks and Copyrights
Schedule 4.13(c)	Intellectual Property Licenses
Schedule 4.13(e)	Publicly Available Material
Schedule 4.14	Environmental Matters
Schedule 4.15	Insurance
Schedule 4.17(a)	Compliance with Laws
Schedule 4.17(b)	FCC Matters

Schedule 4.18	Franchises and Company Licenses
Schedule 4.19(a)	Information Regarding the Systems
Schedule 4.19(b)	Services of the Systems
Schedule 4.19(e)	Commitments of the Systems
Schedule 4.19(f)	Material Conduit Access Agreements
Schedule 4.20	Conduct of Business in the Ordinary Course of Business
Schedule 4.21	Letters of Credit, Bonds, Etc.
Schedule 5.3	No Conflicts; Consents (with respect to Parent and MergerCo)
Schedule 6.1	Conduct of Business
Schedule 7.4(f)	Extension of Leases
Schedule 8.2(f)	Required Consents
Schedule 11.6(u)	Working Capital Methodology

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of January 8, 2007, by and among Knology, Inc., a Delaware corporation (“Parent”), Knology Acquisition Sub, Inc., a Delaware corporation (“MergerCo”), PrairieWave Holdings, Inc., a Delaware corporation (the “Company”), Alta Communications VIII, L.P., a Delaware limited partnership, solely in the capacity of the representative of holders of Company Stock (as defined in Section 4.2(a)) (the “Equity Holders’ Representative”), and the parties set forth on the signature pages hereto as stockholders of the Company, solely for the purposes of agreeing to the provisions of Article IX hereof (the “Indemnifying Equity Holders”). Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 11.6.

WHEREAS, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has approved and adopted this Agreement, the Merger and the other transactions contemplated hereby and determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interest of its stockholders;

WHEREAS, the Boards of Directors of Parent and MergerCo have approved and adopted this Agreement, the Merger and the other transactions contemplated hereby and have determined that this Agreement, the Merger and the other transactions contemplated hereby are in the best interest of their respective stockholders, and Parent has agreed to approve and adopt this Agreement as the sole stockholder of MergerCo; and

WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I - THE MERGER

Section 1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2), the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

Section 1.2. Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.4), MergerCo and the Company shall duly execute a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the DGCL), has been examined by and received the endorsed approval of the Secretary of State of the State of Delaware (the “Effective Time”).

Section 1.3. Certificate of Incorporation and By-Laws. As of the Effective Time, by virtue of the Merger and without any action on the part of MergerCo, the Company or any other Person being required, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read the same as the certificate of incorporation of MergerCo as in effect immediately prior to the Effective Time (except that Article I thereof shall read “The name of the corporation is PrairieWave Holdings, Inc.” and except that Article 5 shall be deleted and the subsequent articles therein renumbered) and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law and the terms of such certificate of incorporation. As of the Effective Time, the bylaws of the Surviving Corporation shall have been amended and restated as contemplated by Section 8.2(t).

Section 1.4. Closing. The closing of the Merger (the “Closing”) shall occur no later than the fifth Business Day (as defined below) after the conditions set forth in Sections 8.1, 8.2 and 8.3 have been satisfied or waived (other than conditions required to be satisfied at the Closing); and, provided further that, notwithstanding the foregoing, the Closing may occur on any other date agreed upon in writing by the Company, MergerCo and Parent. The date on which the Closing occurs pursuant to the foregoing sentence is referred to in this Agreement as the “Closing Date.” The Closing shall take place at the offices of Morris, Manning & Martin, LLP, 1600 Atlanta Financial Center, 3343 Peachtree Road NE, Atlanta, Georgia 30326, or at such other place as agreed to by the Company, MergerCo and Parent. “Business Day” means any day other than a day on which the office of the Secretary of State of the State of Delaware is closed.

ARTICLE II - EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 2.1. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any of the Company Stock (each such holder, and any Optionholder (as defined in Section 3.2(a)) or Warrantholder (as defined in Section 3.3), an “Equity Holder” and all such holders, together with all Optionholders and Warrantholders, the “Equity Holders”) or the holders of any of the capital stock of MergerCo:

(a) Each issued and outstanding share of capital stock of MergerCo immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation following the Merger.

(b) Each share of Company Stock that is owned by the Company, or by any wholly owned Subsidiary of the Company, shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Each issued and outstanding share of Company Stock immediately prior to the Effective Time shall be treated as follows:

(i) Each share of Series A Preferred Stock (as defined in Section 4.2(a)) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to the Series A Merger Price Per Share (as defined in Section 11.6).

(ii) Each share of Series B Preferred Stock (as defined in Section 4.2(a)) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to the Series B Merger Price Per Share (as defined in Section 11.6).

(iii) Each share of Class A Common Stock (as defined in Section 4.2(a)) issued and outstanding immediately prior to the Effective Time and each share of Common Stock (as defined in Section 4.2(a)) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to Common Stock Merger Price Per Share (as defined in Section 11.6).

(d) The “Closing Cash Merger Consideration” shall mean an amount equal to: (i) Two Hundred Fifty-Five Million Dollars ($255,000,000) (the “Transaction Price”), subject to possible increase pursuant to Section 3.10; less (ii) the EBITDA Adjustment Amount (as defined in Section 3.7(c)), if any; plus (iii) the Estimated Working Capital Adjustment (which number shall be subtracted if it is a negative number); plus (iv) the Aggregate Option Exercise Price Proceeds (as defined in Section 11.6); plus (v) the Aggregate Warrant Exercise Price Proceeds (as defined in Section 11.6); less (vi) the aggregate amount of all Indebtedness (as defined in Section 3.5) of the Company to be paid by Parent pursuant to Section 3.5; less (vii) all Company Expenses (as defined in Section 3.6) to be paid by Parent pursuant to Section 3.6; less (viii) the Escrow Amount (as defined in Section 3.1(a)); less (ix) the Holdback Amount (as defined in Section 11.6).

(e) The “Total Merger Consideration” shall mean the amount equal to: (A) the Closing Cash Merger Consideration; plus (B) the aggregate amount of any additional payments to be made to the Equity Holders under this Agreement, including, without limitation, payments to be made under Section 3.8, Section 7.6, or Article IX and/or pursuant to the Escrow Agreement or the Equity Holders Agreement.

(f) All shares of Company Stock, when converted as provided in Section 2.1(c) above, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (“Certificate”) previously evidencing such shares shall thereafter represent only the right to receive that portion of the Total Merger Consideration applicable to the shares formerly evidenced by such Certificate. The holders of Certificates previously evidencing shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Stock except as otherwise provided herein or by law, and upon the surrender of Certificates in accordance with the provisions of Section 3.1, such Certificates shall only represent the right to receive the Total Merger Consideration applicable to the shares formerly evidenced by such Certificates.

ARTICLE III - PAYMENT WITH RESPECT TO SHARES; OTHER CLOSING

PAYMENTS; POST-CLOSING ADJUSTMENTS AND DISSENTING SHARES

Section 3.1. Payment with respect to Shares of Company Stock.

(a) At the Effective Time, Parent shall cause to be delivered to SunTrust Bank, a Georgia banking corporation (the “Escrow Agent”), an amount in cash equal to $10,000,000.00 (the “Escrow Amount”), such deposit to constitute an escrow fund (the “Escrow Fund”). The Escrow Fund shall be governed by the terms hereof and the terms of an escrow agreement to be entered into by and among Parent, the Equity Holders’ Representative and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”). The Escrow Fund shall be held in escrow and shall be available to settle certain contingencies as provided in Sections 3.8 and 9.2 of this Agreement and will be distributable to the Equity Holders and/or Parent in accordance with the Escrow Agreement.

(b) Prior to the Closing Date, Parent shall deliver or mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time will represent outstanding shares of Company Stock the following: (A) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Parent; and (B) instructions for use in surrendering the Certificates to the Equity Holders’ Representative, for further delivery to Parent at or after Closing in exchange for the Closing Cash Merger Consideration applicable to the shares of Company Stock represented by the Certificates.

(c) At or following the Effective Time, and upon surrender of a Certificate representing Series A Preferred Stock, Series B Preferred Stock, Class A Common Stock or Common Stock to Parent for cancellation, together with a letter of transmittal properly completed and duly executed, and such other documents as may be required pursuant to such instructions, Parent shall pay to the holder of such Certificate, as applicable:

(i) the Series A Per Share Closing Cash (as defined in Section 11.6) for each share of Series A Preferred Stock represented by such Certificate;

(ii) the Series B Merger Price Per Share (as defined in Section 11.6) for each share of Series B Preferred Stock represented by such Certificate; and

(iii) the Common Per Share Closing Cash (as defined in Section 11.6) for each share of Class A Common Stock or each share of Common Stock represented by such Certificate.

Any Certificate duly surrendered under this Section 3.1(c) shall forthwith be canceled. No interest will be paid or accrued on any of the Total Merger Consideration payable to holders of the Certificates.

(d) Until surrendered in accordance with this Section 3.1, each such Certificate (other than Certificates representing shares of Common Stock to be canceled in accordance with Section 2.1(b) and Dissenting Shares (as defined in Section 3.4(a))) shall represent solely the right to receive the Total Merger Consideration relating thereto (subject to applicable abandoned property, escheat, and similar laws). If the Total Merger Consideration relating thereto (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate surrendered therefor is registered, it shall be a condition to such right to receive such Total Merger Consideration relating thereto that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Certificate shall pay to Parent any Transfer Taxes (as defined in Section 7.6) or other Taxes required by reason of the payment of any portion of the Total Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(e) At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter, there shall be no further registration or transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation of any shares of Company Stock that were outstanding immediately prior to the Effective Time. On or after the Effective Time, any Certificates formerly representing shares of Company Stock presented to the Surviving Corporation or Parent shall be surrendered and canceled in return for the payment of the Total Merger Consideration relating thereto, as provided in this Article III.

(f) None of Parent, the Surviving Corporation or the Equity Holders’ Representative or any of their respective Subsidiaries or Affiliates shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact and an indemnity in form and substance reasonably satisfactory to Parent by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent in its discretion from any holder of more than five percent (5%) of the capital stock of the Company (on an as-if-converted to Common Stock basis), a bond in form and substance reasonably satisfactory to Parent, Parent will issue the applicable Total Merger Consideration in exchange for such lost, stolen or destroyed Certificate in accordance with this Article III.

(h) If Parent is required to make a payment pursuant to Section 3.8(e), Parent shall promptly distribute all such amounts to the Equity Holders (other than holders of the Series B Preferred Stock) pro rata in the proportion that the amount of the Closing Cash Merger Consideration received by each of them bears to the Closing Cash Merger Consideration received by all of such Equity Holders in the aggregate.

(i) Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Total Merger Consideration or other amounts payable pursuant to this Agreement to any Equity Holder such amounts as Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States federal, state or local Tax laws, and shall instead pay such amount to the applicable Governmental Authority. To the extent that amounts are so withheld by Parent or the Surviving Corporation, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the Equity Holder in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

Section 3.2. Options.

(a) Vested Options. Prior to the Effective Time, the Board of Directors of the Company shall have made a determination pursuant to Section 10.2 of the Plan (as defined in Section 4.2(a)) to pay cash in retirement of all vested Options (as defined in Section 4.2(a)) that are outstanding and unexercised immediately prior to the Effective Time (each such vested Option, a “Vested Option,” and each holder of a Vested Option, individually, an “Optionholder” and, collectively, the “Optionholders”) in accordance with this Section 3.2. At the Effective Time, the Company shall pay to each holder of a Vested Option that is outstanding and unexercised immediately prior to the Effective Time an amount of cash for each share of Common Stock then issuable upon exercise of such Vested Option equal to the amount payable pursuant to Section 10.2 of the Plan, which shall be (i) the Common Per Share Closing Cash less (ii) the exercise price of such Vested Option less (iii) any required employment and other withholding Taxes applicable or relating to the exercise of, or any other action relating to, such Vested Options. Each Optionholder shall thereafter be entitled to receive in respect of each such share of Common Stock any additional amounts of Common Stock Merger Price Per Share payable in respect of shares of Common Stock hereunder when, as and if paid pursuant to the terms hereof less any required employment and other withholding Taxes applicable or relating to the exercise of, or any other action relating to, such Vested Options.

(b) Unvested Options. Prior to the Effective Time, the Company shall have taken all actions necessary such that, as of the Effective Time, no unvested Options will be outstanding, and no agreements with respect to any such unvested Options will be binding on the Company.

(c) Treatment as Compensation. All consideration to be received by the Optionholders pursuant to this Section 3.2 (as well as any amounts paid to the Optionholders under Sections 3.8, 7.6, 9.2 and/or pursuant to the Escrow Agreement or the Equity Holders Agreement) shall be treated as compensation by the Company and shall be net of any applicable Taxes.

Section 3.3. Warrants. Prior to the Effective Time, the Company shall have provided notice to the Warrantholders (as defined below) of the Merger and this Agreement in accordance with the terms of the Warrant (as defined below), and the Warrantholders shall have elected to receive the Common Per Share Closing Cash less the applicable exercise price of such Warrants in accordance with the terms of this Agreement. At the Effective Time, the Company shall pay to each holder of a warrant that is outstanding and unexercised immediately prior to the Effective Time (each such warrant, a “Warrant,” and each holder of a Warrant, individually, a “Warrantholder” and, collectively, the “Warrantholders”) an amount of cash for each share of Common Stock then issuable upon exercise of such Warrant (each such share, a “Warrant Share”) equal to (i) the Common Per Share Closing Cash less (ii) the exercise price of such Warrant. Each Warrantholder shall thereafter be entitled to receive in respect of each such share of Common Stock any additional amounts of Common Stock Merger Price Per Share payable in respect of shares of Common Stock hereunder when, as and if paid pursuant to the terms hereof. In consideration of receiving the Common Stock Merger Price Per Share in accordance with this Agreement, each Warrantholder shall have entered into agreements with the Company canceling and terminating the Warrants.

Section 3.4. Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock (collectively, the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who have not executed the Written Consent (as defined in Section 7.1(a)) and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”) will not be converted as described in Section 2.1, but will thereafter constitute only the right to receive payment of the fair value of such shares of Company Stock in accordance with the Appraisal Rights Provisions; provided, however, that all shares of Company Stock held by Equity Holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive the applicable portion of the Total Merger Consideration, without interest, in the manner provided in Sections 2.1 and 3.1. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Surviving Corporation as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. The Company shall give Parent and MergerCo prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.

(b) Each dissenting stockholder who becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such shares of Company Stock shall be canceled.

Section 3.5. Payments at Closing for Indebtedness. As of the Closing Date, Parent shall repay, by wire transfer of immediately available funds, all indebtedness then outstanding under those certain agreements, instruments, and facilities entered into by and among the Company and various lending institutions, all of such agreements, instruments and facilities being as described on Schedule 3.5 attached hereto (collectively, the “Indebtedness”); provided that the Company has provided payoff letters from the lenders of such Indebtedness. Parent and

MergerCo, on the one hand, and the Company, on the other hand, will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any mortgages, pledges, liens, security interests, encumbrances, claims, charges, conditional sale agreements and restrictions of any kind or character (collectively, “Encumbrances”) securing such Indebtedness and the delivery of payoff letters to Parent or Parent’s lenders.

Section 3.6. Payments at Closing for Expenses. As of the Closing Date, Parent and MergerCo shall provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to pay all outstanding fees and expenses of the Company and each of its Subsidiaries in connection with the negotiation and the consummation of the transactions contemplated by this Agreement that have not been paid on or prior to the Closing Date (the “Company Expenses”).

Section 3.7. Estimated Working Capital Adjustment; EBITDA Adjustment Amount.

(a) At least ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent and MergerCo a good faith estimate of the Company’s Net Working Capital as of the close of business on the Closing Date (the “Company’s Estimated Working Capital”), together with supporting documentation for such estimate and any additional information relating thereto reasonably requested by Parent or MergerCo. Parent and its accountants and advisors shall be given full access to all of the Company’s and its Subsidiaries’ books and records for purposes of evaluating the accuracy and completeness of the Company’s Estimated Working Capital. If Parent believes, in good faith, that the Company’s Estimated Working Capital is in error, Parent may challenge the amount of the Company’s Estimated Working Capital within six (6) Business Days following delivery by delivering a written notice of disagreement to the Company. If Parent does not timely deliver a notice of disagreement to the Company, the amount of the Closing Cash Merger Consideration to be paid at the Effective Time shall be based on the Company’s Estimated Working Capital as delivered to Parent. If Parent timely delivers a written notice of disagreement to the Company, Parent and the Company shall use their good faith efforts to resolve any disputes with respect to the Company’s Estimated Working Capital prior to the Closing Date, and the amount of Closing Cash Merger Consideration to be paid at the Effective Time shall be based on the Estimated Working Capital (as defined below) as mutually agreed to in writing by Parent and the Company. If Parent timely delivers a notice of disagreement to the Company but Parent and the Company are unable to resolve their dispute regarding the Company’s Estimated Working Capital within four (4) Business Days of the delivery by Parent to the Company of such notice of disagreement, then the amount of Closing Cash Merger Consideration to be paid at the Effective Time shall be based on the amount of working capital set forth in such notice of disagreement. “Estimated Working Capital” shall mean the estimate of the Company’s Net Working Capital at the close of business on the Closing Date as determined by the parties pursuant to this Section 3.7(a).

(b) “Target Working Capital” means $285,980.00 in Net Working Capital. The “Estimated Working Capital Adjustment” shall be an amount equal to the Estimated Working Capital, as determined in accordance with Section 3.7(a), less the Target Working Capital.

(c) Concurrently with the delivery of the Audited Financial Statements to Parent as contemplated by Section 7.9 of this Agreement, the Company shall deliver to Parent a calculation of the Company’s EBITDA (as defined below) for the Company’s fiscal year ended December 31, 2006 (the “FY 2006 EBITDA”) which shall be derived from and based solely upon the elements of EBITDA that are set forth in such Audited Financial Statements. If FY 2006 EBITDA is less than $33,300,000 (the “Target EBITDA”), then the Purchase Price shall be reduced by a dollar amount (the “EBITDA Adjustment Amount”) equal to (i) the difference between the Target EBITDA minus the FY 2006 EBITDA, with such difference then being multiplied by (ii) 7.658. The term “EBITDA” shall mean the Company’s total revenues, less the Company’s total expenses, each for the Company’s fiscal year ended December 31, 2006, except for its interest, taxes, depreciation and amortization expenses for such period. Such expenses shall also exclude the items set forth on Schedule 3.7(c).

Section 3.8. Post Closing Adjustments.

(a) Within sixty (60) days following the Closing Date, Parent shall prepare and deliver to the Equity Holders’ Representative a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Balance Sheet”), which will include Parent’s calculation of the Company’s actual Net Working Capital as of the close of business on the Closing Date (the “Closing Working Capital”) and a certificate based on such Closing Balance Sheet setting forth Parent’s calculation of the Closing Working Capital Adjustment (as defined in Section 3.8(b)) (such Closing Balance Sheet, statement of Net Working Capital, and certificate, collectively, are referred to herein as, the “Closing Statement”). The Closing Balance Sheet shall be prepared in accordance with GAAP (as defined in Section 11.6), consistent with the practices, policies and procedures used in preparation of the Base Balance Sheet (as defined in Section 4.5(a)(ii)), and shall be certified by an authorized officer of Parent. The preparation of the Closing Statement shall be for the sole purpose of determining the Closing Working Capital Adjustment. The Equity Holders’ Representative shall have twenty (20) Business Days following its receipt of the Closing Statement (the “Review Period”) to review the same. On or before the expiration of the Review Period, the Equity Holders’ Representative shall deliver to Parent a written statement accepting or objecting to the Closing Statement. If the Equity Holders’ Representative objects to the Closing Statement, such statement shall include an itemization of the Equity Holders’ Representative’s objections and the reasons therefor. If the Equity Holders’ Representative does not deliver such statement to Parent within the Review Period, the Equity Holders’ Representative shall be deemed to have accepted the Closing Statement.

(b) The “Closing Working Capital Adjustment” shall mean (i) if the Estimated Working Capital Adjustment was zero, then an amount equal to the Target Working Capital minus the Closing Working Capital; (ii) if the Estimated Working Capital Adjustment was positive, then an amount equal to the Target Working Capital plus the Estimated Working Capital Adjustment minus the Closing Working Capital; or (iii) if the Estimated Working Capital Adjustment was negative, then an amount equal to the Target Working Capital minus the absolute value of the Estimated Working Capital Adjustment minus the Closing Working Capital.

(c) The Closing Working Capital Adjustment set forth on the Closing Statement, as accepted or deemed accepted under Section 3.8(a) or, if applicable, as determined in accordance with Section 3.8(d) below, shall constitute the “Final Closing Adjustment” for purposes of determining any adjustment to the Total Merger Consideration.

(d) If the Equity Holders’ Representative objects to the Closing Statement within the Review Period, Parent and the Equity Holders’ Representative shall promptly and in good faith attempt to resolve such objections. Any such objections that cannot be resolved between Parent and the Equity Holders’ Representative within thirty (30) days following Parent’s receipt of the Equity Holders’ Representative’s statement of objections shall be resolved in accordance with this Section 3.8(d). Any such unresolved objections shall be submitted to Grant Thornton, LLP (the “Accounting Referee”) for review and resolution, with instructions to complete the same as promptly as practicable, but in any event within thirty (30) days of its engagement, and to make any calculations in accordance with GAAP, consistent with the practices, policies and procedures used in preparation of the Base Balance Sheet. Such Accounting Referee shall deliver a statement setting forth its own calculation of the Closing Working Capital Adjustment within thirty (30) days of the submission of the matter to such firm, which calculation, absent manifest error, shall be binding and conclusive on the parties and not subject to appeal. The fees and costs of the Accounting Referee, if one is required, shall be payable (i) out of the Escrow Fund on behalf of the Equity Holders, on the one hand, and (ii) by Parent, on the other hand, on the basis, for each such party, of the ratio of (A) the positive difference between the amount of Closing Working Capital Adjustment submitted by such party and the determination of the actual Closing Working Capital Adjustment made by the Accounting Referee to (B) the difference between the Closing Working Capital Adjustment amounts submitted by each party.

(e) If the Final Closing Adjustment is a positive amount, Parent shall receive (out of the Escrow Fund) an amount in cash equal to the Final Closing Adjustment, including all interest earned thereon. In the event the Final Closing Adjustment is a negative amount, then Parent shall pay to the Equity Holders an amount in cash equal to the Final Closing Adjustment, plus interest on such amount, from the Closing Date until the date of determination of the Final Closing Adjustment, earned at the same rate of interest as was earned on the Escrow Fund for the same period of time, and shall distribute such amount proportionally to the Equity Holders based on each such Equity Holder’s Pro Rata Portion of such amount. Any payment made under this Section 3.8(e) shall be made within five (5) Business Days of the final determination of the Final Closing Adjustment.

Section 3.9. Holdback Amount. At the Effective Time, Parent shall cause to be delivered to the Equity Holders’ Representative an amount in cash equal to the Holdback Amount. The distribution of the Holdback Amount to the Equity Holders’ Representative shall be governed by the terms hereof and the terms of an agreement to be entered into by and among the Equity Holders’ Representative and the Equity Holders party thereto, such agreement to be substantially in the form attached hereto as Exhibit C (the “Equity Holders Agreement”). The Holdback Amount shall be held in escrow by the Equity Holders’ Representative and shall be available to pay the fees and expenses of the Equity Holders’ Representative in connection with the consummation of the Closing and the obligations of the Equity Holders’ Representative hereunder and under the Escrow Agreement. Any portion of the Holdback Amount not used to pay such fees and expenses shall be distributed to the Equity Holders in accordance with the terms of the Equity Holders Agreement; it being understood and agreed that Parent’s sole obligation to the Equity Holders with respect to the Holdback Amount shall be Parent’s obligation to pay the Holdback Amount to the Equity Holders’ Representative in accordance with this Section 3.9 at the Closing, and following such payment, Parent shall have no further obligation with respect to the payment or delivery of such Holdback Amount to the Equity Holders.

Section 3.10. Increase in Transaction Price. In the event that the Closing occurs after the later of (i) the date which is sixty (60) days following delivery to Parent of the Audited Financial Statements (as defined in Section 7.9) and (ii) June 1, 2007 (the later of such dates, the “Price Increase Start Date”), then the initial Transaction Price set forth in Section 2.1(d) shall be increased by an amount equal to one percent (1%) per annum, based on a 360-day year, of such initial Transaction Price, pro-rated for the number of days beginning on and including the Price Increase Start Date and ending on and including the day immediately prior to the Closing Date; provided, that if on the Price Increase Start Date all of the conditions to the Closing set forth in Article VIII (other than the condition set forth in Section 8.2(p)) are not satisfied, or could not be satisfied subject only to consummation of the Closing, then the increase in the Transaction Price shall be calculated based on the number of days beginning on and including the first date on which all of the conditions to the Closing set forth in Article VIII (other than the condition set forth in Section 8.2(p)) are satisfied, or could be satisfied subject only to consummation of the Closing, and ending on and including the day immediately prior to the Closing Date; provided further, however, that if at any time after any Price Increase Start Date any of the conditions to the Closing set forth in Article VIII (other than the condition set forth in Section 8.2(p)) is no longer satisfied or capable of being satisfied subject only to consummation of the Closing (the “Stop Date”), then the increase in the Transaction Price pursuant to this Section 3.10 shall be terminated and all increases accrued prior to the Stop Date shall be ignored and have no effect, but if thereafter all of the conditions to the Closing set forth in Article VIII (other than the conditions set forth in Section 8.2(p)) again become satisfied, or could be satisfied subject only to consummation of the Closing, then a new Price Increase Start Date shall be deemed to have occurred on such date with the increase in the Transaction Price being calculated based on the number of days beginning on and including the date on which each of the conditions to the Closing set forth in Article VIII (other than the condition set forth in Section 8.2(p)) again become satisfied, or could be satisfied subject only to consummation of the Closing, and ending on and including the day immediately prior to the Closing Date. Notwithstanding the foregoing, if Audited Financial Statements that comply with Section 7.9(c) have not been delivered to Parent on or before March 31, 2007, then this Section 3.10 will be null and void, and no increase to the Transaction Price shall accrue or be payable hereunder.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to Parent and MergerCo the representations and warranties contained in this Article IV.

Section 4.1. Existence; Good Standing; Authority.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, use, operate, lease and transfer its properties and carry on its business as currently conducted. The Company is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction listed on Schedule 4.1(a) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has delivered to Parent (including via the Company’s electronic data room) true, correct and complete copies of (a) its Certificate of Incorporation and Bylaws, in each case as amended through the date hereof, (b) all of its committee charters, codes of conduct or other comparable governing documents, in each case as amended through the date hereof, (c) all the written consents and minutes of the meetings of its Board of Directors and each committee of its Board of Directors held since its inception and (d) all the written consents and minutes of the meetings of its stockholders held since its inception. There are no amendments pending with respect to the Company’s Certificate of Incorporation or Bylaws, other than as contemplated hereby. “Company Material Adverse Effect” means any event, change, circumstance, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, financial condition, operations, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect under this clause (i) shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following: (1) matters affecting the telecommunications industry generally, including the multi-channel video programming distribution, voice communications (including voice over internet protocol) or high speed internet services industries, that do not affect the Company’s business disproportionately as compared to other similarly situated participants in the telecommunications industry, (2) the public announcement of this Agreement or the fact that this Agreement will be consummated, (3) any changes in general economic or financial conditions or markets that do not affect the Company’s business disproportionately as compared to other similarly situated participants in the telecommunications industry or (4) any changes in federal or state laws that do not affect the Company’s business disproportionately as compared to other similarly situated participants in the telecommunications industry or (ii) has prevented, materially impaired or materially delayed, or could reasonably be expected to prevent, materially impair or materially delay, the ability of the Company or any Subsidiary to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company. This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, “General Enforceability Exceptions”). The Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company were present in accordance with the Bylaws of the Company, duly adopted resolutions (i) adopting and approving and declaring advisable this Agreement, the

Merger and the other transactions contemplated hereby, (ii) declaring that it is advisable, and making a determination that it is in the best interests of the Company and the Equity Holders, that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote for adoption by written consent of the Equity Holders, and (iv) recommending that the Equity Holders adopt this Agreement (it being understood and agreed that nothing in this Section 4.1(b)(iv) shall be deemed to prevent the Board of Directors of the Company prior to the Time of the Requisite Vote (as defined in Section 11.6(gg)) from modifying or altering its recommendation that the Equity Holders adopt this Agreement if the Board of Directors reasonably determines that such modification or withdrawal is necessary to comply with its fiduciary duties to the Equity Holders of the Company).

Section 4.2. Capitalization.

(a) The total amount of authorized capital stock of the Company as of the date of this Agreement consists of Eight Hundred Forty-Five Thousand Two Hundred Seventeen (845,217) shares, of which (i) Three Hundred Thirty-Five Thousand (335,000) shares have been designated as Series A Convertible Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”), of which Three Hundred Thirty-Five Thousand (335,000) shares are issued and outstanding; (ii) Ten Thousand Two Hundred Sixteen and 9,820/10,000th (10,216.9820) shares have been designated as Series B Redeemable Preferred Stock, par value $.01 per share (the “Series B Preferred Stock”), of which Ten Thousand Two Hundred Sixteen and 9,820/10,000th (10,216.9820) shares are issued and outstanding; (iii) Fifty-Four Thousand (54,000) shares have been designated as Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of which Twenty-Nine Thousand Two Hundred Seventy-Five (29,275) shares are issued and outstanding; and (iv) Four Hundred Forty-Six Thousand (446,000) shares have been designated as Common Stock, par value $.01 per share (the “Common Stock,” and, together with the Series A Preferred Stock, the Series B Preferred Stock, and the Class A Common Stock, the “Company Stock”), of which Six Thousand Seven Hundred Eighty-Eight (6,788) shares are issued and outstanding. Schedule 4.2(a) sets forth a list of all Company Stock held by the Company in its treasury. All outstanding options to purchase Common Stock (“Options”) have been issued and are outstanding under the PrairieWave Holdings, Inc. 2002 Stock Incentive Plan, as amended (the “Plan”). Schedule 4.2(a) sets forth a true, correct and complete list of the number of shares of Company Stock, Options and Warrants held by each registered holder thereof as of the date hereof, and such list sets forth the true, correct and complete name, address and contact number for each such Equity Holder.

(b) All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the DGCL, the Company’s Certificate of Incorporation or Bylaws or any contract to which the Company is a party or is otherwise bound or which, to the Company’s knowledge, exists. None of the outstanding shares of Company Stock has been issued in violation of any federal, state or other securities law. Except as set forth on Schedule 4.2(b), there are no options, preemptive rights, warrants, calls, rights, commitments or agreements of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, or which, to the Company’s knowledge, exist obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or accelerate the vesting of or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth on Schedule 4.2(b), there are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other Person. Except as set forth on Schedule 4.2(b), there are no registration rights or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any capital stock of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.2(b), there are no agreements to which the Company is a party or which, to the Company’s knowledge, exist with respect to the voting of any shares of capital stock of the Company or that restrict the transfer of any such shares. Except as set forth on Schedule 4.2(b), there are no accrued and unpaid dividends with respect to any outstanding shares of Company Stock.

Section 4.3. Subsidiaries.

(a) The Company’s Subsidiaries are listed on Schedule 4.3(a). Schedule 4.3(a) also sets forth the name, jurisdiction of organization, outstanding shares of capital stock the registered holders thereof for each of the Company’s Subsidiaries. The Company owns directly or indirectly all of the outstanding shares of capital stock or other equity interest of each of the Company’s Subsidiaries, free and clear of all Encumbrances. Except as set forth in Schedule 4.3(a), neither the Company nor any Subsidiary owns, directly or indirectly, any capital stock, equity or other ownership interest in any other Person.

(b) Each of the Company’s Subsidiaries is a corporation duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, use, operate, lease and transfer its properties and carry on its business as currently conducted. Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation in each jurisdiction listed on Schedule 4.3(b) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to Parent true, correct and complete copies of the following documents: (i) the certificate of incorporation and bylaws (or similar organizational documents), in each case as amended through the date hereof, of each of the Company’s Subsidiaries, (ii) all the written consents and minutes of the meetings of the Boards of Directors of each of the Company’s Subsidiaries and each committee of such Boards of Directors held since September 30, 2002; and (iii) all the written consents and minutes of the meetings of the stockholders of each of the Company’s Subsidiaries held since September 30, 2002.

Section 4.4. No Conflict; Consents. The execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, do not (i) except as set forth on Schedule 4.4, violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination, material modification or acceleration of, any Franchise, Material Contract or material Company License to which the Company or any of its Subsidiaries is a party or by which the Company’s or any of its Subsidiaries’ assets are bound; (ii) violate any provision of the Company’s or its Subsidiaries’ certificate of incorporation or bylaws (or other organizational documents); (iii) cause the Company or its Subsidiaries to violate any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to the Company or any of its Subsidiaries, except where such violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (iv) except as set forth on Schedule 4.4, require from the Company or any of its Subsidiaries any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, including any such notice, declaration, filing or consent that is necessary to prevent the termination of any right, privilege, license or qualification of the Company or its Subsidiaries; or (v) except as set forth on Schedule 4.4, result in the creation of any Encumbrance or give to any Person other than Parent or MergerCo any interest, right or claim, in or with respect to any of the Company’s or its Subsidiaries’ assets or properties.

Section 4.5. Financial Statements; Off-Financial Statement Transactions; Interested Party Transactions.

(a) The Company has delivered to Parent and MergerCo the following financial statements, true, complete and correct copies of which are attached hereto as Schedule 4.5(a) (collectively, the “Financial Statements”):

(i) Audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2004 and December 31, 2005, and audited consolidated statements of income and retained earnings and consolidated statements of cash flows for each of the years then ended;

(ii) An unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2006 (the “Base Balance Sheet”); and

(iii) An unaudited consolidated statement of income of the Company and its Subsidiaries for the period ended September 30, 2006.

(b) Subject to the absence of footnotes and normal and recurring year-end audit adjustments with respect to any unaudited Financial Statements, the Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly and accurately in all material respects the consolidated financial condition, results of operations, income and cash flows of the Company at and for the periods presented. All Subsidiaries of the Company that are required by GAAP to be consolidated in the Financial Statements have been so consolidated. Schedule 4.5(b) contains a description of all non-audit services performed by the Company’s auditors for the Company and its Subsidiaries since January 1, 2004 and the fees paid for such services. The Company has delivered or made available to Parent true, correct and complete copies of all policies, manuals and other documents promulgating the Company’s internal accounting controls.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Financial Statements.

(d) Except as set forth on Schedule 4.5(d), there are no loans, leases, contracts, commitments or other continuing arrangements or agreements, whether written or oral, between the Company, on the one hand, and any officer, director or stockholder of the Company, on the other hand.

Section 4.6. Absence of Certain Changes. Except as set forth on Schedule 4.6, since September 30, 2006 (a) the Company and its Subsidiaries have operated only in the ordinary course of business consistent with past practices, and (b) there has been no change in the condition (financial or otherwise), assets or business of the Company or its Subsidiaries, except such changes that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7. Litigation. Except for actions, proceedings or investigations affecting the telecommunications industry in general and which do not affect the Company disproportionately, and except as disclosed on Schedule 4.7, there is no (a) claim, action, suit, proceeding at law or in equity by any Person, (b) arbitration or administrative or other proceeding by or before, or to the Company’s knowledge, investigation, inquiry or subpoena by or before, any Governmental Authority, or (c) audit or investigation pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries either (i) with respect to this Agreement or the transactions contemplated hereby or (ii) otherwise against or affecting the Company or any of its Subsidiaries or their respective properties or assets. Neither the Company nor any of its Subsidiaries is subject to any order, judgment or decree entered in any lawsuit or proceeding that would constitute a Company Material Adverse Effect or would prevent the consummation of the transactions contemplated by this Agreement. Except as disclosed on Schedule 4.7, there has not been, since January 1, 2003, nor are there currently, any internal investigations or inquiries being conducted by the Company, its Subsidiaries, their respective Boards of Directors or other equivalent management bodies, or to the Company’s knowledge, being conducted by any third party or any Governmental Authority, in each case, concerning any illegal activity, fraud, violation of Company policy or willful misconduct with respect to financial, accounting or Tax matters or matters involving conflicts of interest, self-dealing, fraudulent conduct or willful misconduct.

Section 4.8. Taxes. Except as set forth on Schedule 4.8:

(a) The Company and its Subsidiaries have timely filed or been included in, or will timely file or be included in, all Tax Returns required to be filed by them or in which they are to be included with respect to Taxes for any period ending on or before the date of this Agreement, taking into account any extension of time to file granted to or obtained on behalf of the Company or any of its Subsidiaries, and all such Tax Returns were correct and complete in all material respects when filed;

(b) The Company and its Subsidiaries have paid or caused to be paid all Taxes due and owing (whether or not shown on such Tax Returns) prior to the date of this Agreement or have made provision, in accordance with GAAP, for all Taxes owed or accrued through the date of this Agreement;

(c) Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any federal or state income Tax Return or any other material Tax Return, and neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(d) Neither the IRS nor any other Governmental Authority is asserting as of the date of this Agreement by written notice to the Company or any of its Subsidiaries or, to the Company’s knowledge, proposing in writing as of the date of this Agreement to assert against the Company or its Subsidiaries, any deficiency or claim for any amount of additional Taxes;

(e) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending as of the date of this Agreement with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings or is otherwise aware of any such audits or proceedings;

(f) No claim has been made by a taxing authority of a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or any Subsidiary is or may be subject to taxation in that jurisdiction, and no power of attorney has been granted by the Company or any of its Subsidiaries with respect to any matters related to Taxes that is currently in force;

(g) All Taxes and other assessments and levies which the Company and its Subsidiaries were or are required to withhold or collect have been withheld and collected and have been paid over to the proper Governmental Authorities;

(h) There are no Encumbrances for Taxes upon the assets of the Company or its Subsidiaries, except for Encumbrances relating to current Taxes not yet due;

(i) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a combined federal income Tax Return (other than a group the common parent of which is or was the Company) nor does the Company or any of its Subsidiaries have any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law);

(j) Neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement requiring the indemnification, sharing or allocation of Taxes;

(k) Neither the Company nor any of its Subsidiaries has distributed the stock of another entity or had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361;

(l) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(m) Neither the Company nor any of its Subsidiaries has agreed to, nor is required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method;

(n) None of the assets of the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code;

(o) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is currently a party to a joint venture, partnership, or other arrangement that is treated as a partnership for tax purposes;

(p) Neither the Company nor any of its Subsidiaries has been a party to any cost sharing agreement subject to the provisions of Treas. Reg. §1.482-7;

(q) The Company or its Subsidiaries have documentation (which was in existence as of the time an affected Tax Return was filed) meeting the requirements of Code Section 6662(e)(3)(B) with respect to all transactions with related parties subject to the provisions of Code Section 482;

(r) Neither the Company nor any of its Subsidiaries has ever and does not have a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country;

(s) The Company and its Subsidiaries have not (A) taken any deduction or received any Tax benefit arising from their participation in a “tax shelter” as defined for purposes of Section 6111(c) of the Code, (B) participated in a “listed transaction” as defined in Treas. Reg. §1.6011-4(b)(2) or Treas. Reg. §1.6011-4T(b)(2) and designated by the Internal Revenue Service as such in published guidance issued prior to the Closing Date, or (C) participated in a “loss transaction” as defined in Treas. Reg. §1.6011-4(b)(5) or Treas. Reg. §1.6011-4T(b)(5); and

(t) The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the Base Balance Sheet Date, exceed the reserve for Tax liability (as distinguished from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Base Balance Sheet (as distinguished from in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the Base Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

Section 4.9. Employee Benefit Plans.

(a) Schedule 4.9(a) sets forth a list of all Company Plans (as defined below) sponsored or maintained by the Company or any of its Subsidiaries within the past seven (7) years or with respect to which the Company or any of its Subsidiaries has made or has had any obligation to make contributions or provide benefits within the past seven (7) years. For purposes of this Agreement, “Company Plans” shall mean any “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other profit-sharing, bonus, stock option, stock purchase, stock ownership, phantom stock, pension, retirement, employment, severance, deferred compensation, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare, incentive, sick leave, disability, medical hospitalization, vision, dental, life insurance, cafeteria, flexible spending account, or other insurance or benefit plan, trust, arrangement, policy, practice, arrangement or understanding (whether written or, if material, oral) (1) that are sponsored, maintained or to which contributions are made (now or within the past seven (7) years) by the Company or any of its Subsidiaries for the benefit of current or former employees, directors, officers, leased employees, independent contractors or agents of the Company or any of its Subsidiaries, or their current or former spouses, dependents, or other beneficiaries, or (2) with respect to which the Company or any of its Subsidiaries or any ERISA Affiliate of the Company could have any liability. For purposes of the preceding sentence, the term “ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company is treated as a single employer pursuant to Sections 414(b), (c), (m) or (o) of the Code. Except as disclosed on Schedule 4.9(a), neither the Company nor any of its Subsidiaries, ERISA Affiliates, or sponsors maintains or contributes to (or is obligated to contribute to) (now or within the past seven (7) years) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 of the Code, any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or any “multiemployer plan,” as defined in Sections 3(37) or 4001(a)(3) of ERISA. Except as set forth on Schedule 4.9(a), none of the Company Plans provides benefits for any individual who, at the time the benefit is to be provided, is a former director, officer, or employee of, or other provider of services to, the Company or any of its Subsidiaries, except as may be required under the Consolidate Omnibus Budget Reconciliation Act of 1985, as amended (or similar state law) and at the expense of the participant or the participant’s beneficiary, or except for any Company Plan which meets the qualification requirements of Section 401(a) of the Code.

(b) The Company Plans have been administered in all material respects in accordance with the applicable provisions of ERISA and the Code, and all applicable laws. Each Company Plan that is intended to qualify under Section 401(a) of the Code has (A) either (1) received a favorable determination from the IRS regarding its qualification thereunder, or the expiration of the requisite period under applicable regulations promulgated by the IRS under the Code or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination has not occurred, or (2) has been established under a prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and (B) to the knowledge of the Company, nothing has occurred or could reasonably be expected to occur that has caused or would reasonably be expected to cause the loss of such qualification or the imposition of any penalty or Tax.

(c) There is neither any pending litigation, suit, or proceeding nor, to the knowledge of the Company, any litigation, suit or proceeding threatened in writing against the Company related to the Company Plans which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Other than claims for benefits arising in the ordinary course of business of the Company Plans, to the knowledge of the Company, no claims, investigations, lawsuits, arbitrations or other controversies are pending or threatened against the Company Plans, or any trustee, fiduciary, custodian, administrator or other person holding or controlling assets of any Company Plan and, to the knowledge of the Company, no basis for any such claim exists.

(d) Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee (as defined in Section 4.11(c)) of the Company or any of its Subsidiaries or under any Company Plan, (ii) increase any benefits otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan.

(e) No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and/or Section 406 of ERISA) has occurred with respect to any Company Plan. The Company and its Subsidiaries have not been notified that any Company Plan is under audit or investigation by any Governmental Authority, and no Company Plan is subject to, or has in the past been subject to, any voluntary compliance, amnesty, closing agreement or other similar program.

(f) Except as set forth on Schedule 4.9(f), each Company Plan may, without any liability (other than liability for benefits already accrued under such Company Plan) be amended, terminated or otherwise discontinued at any time.

(g) Neither the Company nor any ERISA Affiliate is obligated to make any parachute payments as such term is defined in Section 280G of the Code, and neither is a party to any agreement that would reasonably be likely to obligate it, or any successor in interest, to make any parachute payments that will not be deductible under Section 280G of the Code. Neither the Company nor any ERISA Affiliate is obligated to make reimbursement or gross-up payments to any person in respect to excess parachute payments. Without limiting the generality of the foregoing, no economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement, the consummation of the Merger or the consummation of any other transaction contemplated by this Agreement, including as a result of the acceleration of the vesting of any Options or the termination of employment on or following the Effective Time, by or for the benefit of any director, officer, employee or consultant of the Company or any of its Affiliates who is a “disqualified individual” (within the meaning of the Treasury Regulation Section 1.280G-1) would be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code). No “disqualified individual” is entitled to receive any additional payment from the Company, any of its Subsidiaries, the Surviving Corporation or any other Person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such “disqualified individual.”

(h) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Internal Revenue Code) and was in existence prior to October 3, 2004, has not been “materially modified” (within the meaning of Section 885(d)(2)(B) of the American Jobs Creation Act of 2004 and any applicable guidance issued thereunder) since October 3, 2004, in a manner which would cause amounts deferred in taxable years beginning before January 1, 2005 under such plan to be subject to Section 409A of the Internal Revenue Code. Except as set forth on Schedule 4.9(h), each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Internal Revenue Code) and which has not been terminated has been operated in good faith compliance with the provisions of Section 409A of the Internal Revenue Code and Notice 2005-1 since January 1, 2005, and no amount payable or benefit available under any Company Plan is taxable to any individual by reason of Section 409A of the Internal Revenue Code.

Section 4.10. Property.

(a) Schedule 4.10(a) sets forth a true, complete and correct list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company or a Subsidiary (as indicated on Schedule 4.10(a)) has good and marketable fee simple title to all of the Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances (as defined in Section 4.10(e)).

(b) Schedule 4.10(b) sets forth a true, complete and correct list of each real property lease, sublease, license or other occupancy agreement, including any modification, amendment or supplement thereto and any other related document or agreement that is currently in effect and has been executed or entered into by the Company or any of its Subsidiaries (including any of the foregoing which the Company or any of its Subsidiaries has subleased or assigned to another Person and as to which the Company or such Subsidiary remains liable) (each a “Real Property Lease”). Each property subject to a Real Property Lease is a “Leased Real Property.” With respect to each Real Property Lease:

(i) the Company or its Subsidiary, as applicable, has a valid and enforceable leasehold interest to the leasehold estate on such Leased Real Property, except as such enforceability may be limited by the General Enforceability Exceptions, and the Company or such Subsidiary holds the leasehold estate on such Leased Real Property free and clear of all Encumbrances, except for Permitted Encumbrances;

(ii) such Real Property Lease has been duly authorized and executed by the Company or such Subsidiary, as applicable, and is in full force and effect;

(iii) neither the Company nor such Subsidiary is in default under such Real Property Lease, nor, to the Company’s knowledge, is any other party to such Real Property Lease in default, and no event has occurred which, with notice or the passage of time, or both, would give rise to a default by the Company or such Subsidiary, as applicable, under such Real Property Lease;

(iv) all rents and additional rents and other sums, expenses and charges due to date by the Company or such Subsidiary under such Real Property Leases have been paid;

(v) the lessee under such Real Property Lease has been in peaceable possession since the commencement of the original term thereof;

(vi) no waiver, indulgence or postponement of the lessee’s obligations under such Real Property Lease has been granted by the lessor; and

(vii) there are no outstanding claims of breach or indemnification or notice of default or termination under such Real Property Lease.

(c) The improvements on the Owned Real Properties and the Leased Real Properties are in a state of good maintenance and repair and are adequate and suitable for the purposes for which they are presently being used, and, to the Company’s knowledge, there are no material repair or restoration works needed in connection with any of the Owned Real Properties or Leased Real Properties that the Company or any of its Subsidiaries are responsible to make. The Company or one of its Subsidiaries is in physical possession and actual and exclusive occupation of the whole of each of the Owned Real Properties and the Leased Real Properties, except as set forth on Schedule 4.10(c). Neither the Company nor any of its Subsidiaries owes any brokerage commission with respect to any Owned Real Property or any Leased Real Property.

(d) The Company and its Subsidiaries have good and valid title to, or enforceable leasehold interests in, or valid rights under contract to use, all personal property and assets owned or used by it or them (personal, tangible and intangible), in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(e) “Permitted Encumbrances” shall mean Encumbrances (i) for Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty, (ii) for carriers’, warehousemens’, mechanics’, landlords’, materialmens’, repairmens’ or other similar Encumbrances arising in the ordinary course of business, (iii) consisting of pledges or deposits required in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation or to secure liability to insurance carriers, (iv) of landlords which are inchoate arising solely by operation of law with respect to the Leased Real Property, (v) mortgages, deeds of trust, ground leases or other encumbrances upon the Leased Real Property granted by the landlords of such property that do not materially interfere with the use of such property by the Company or (vi) as set forth on Schedule 4.10(e).

(f) Schedule 4.10(f) sets forth the material rights to use all other real property used by the Company’s business pursuant to easements and rights of way (“Easements”). The Company has valid and enforceable rights to use the Easements, subject only to Permitted Encumbrances.

Section 4.11. Labor and Employment Matters.

(a) Except as set forth on Schedule 4.11(a), the Company and each of its Subsidiaries are, as of the date hereof, in compliance with all federal, state and local laws, rules, regulations and ordinances respecting employment and employment practices, terms and conditions of employment, termination of employment, occupational safety and health, immigration, and wages and hours, and are not engaged in any unfair labor practice, as defined in the National

Labor Relations Act or other applicable law. There has been no “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” law with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing. There is no unfair practice complaint pending with respect to any Employees of the Company or its Subsidiaries or, to the Company’s knowledge, threatened before the National Labor Relations Board or any other Governmental Authority.

(b) Except as set forth on Schedule 4.11(b), neither the Company, any Subsidiary of the Company nor any of their respective Affiliates is a party to or otherwise bound, or has ever been bound, by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and none of the Employees of the Company and its Subsidiaries is represented by a labor union or labor organization. Neither the Company nor any Subsidiary of the Company is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the Company’s knowledge, threatened, any material labor strike, picketing, handbilling, dispute, grievance, arbitration, walkout, work stoppage, slow-down or lockout involving the Company or any Subsidiary of the Company. There have not been any labor union organizational campaigns by or directed at any Employees of the Company or its Subsidiaries. To the Company’s knowledge, no representation petition with respect to any Employee has been filed with the National Labor Relations Board. The Company and its Subsidiaries have not experienced any primary work stoppage.

(c) Schedule 4.11(c) lists each of the Company’s and any Company Subsidiaries’ employees as of the date hereof (the “Employees”) and his/her (i) job title and work location and (ii) date of hire.

(d) Schedule 4.11(d) lists the names of each current independent contractor retained by the Company or any Company Subsidiary who performs services for the Company or any Company Subsidiary (“Independent Contractors”) and the current rate of compensation paid to each such Independent Contractor. Schedule 4.11(d) specifies the site at which each such Independent Contractor performs services for the Company or any Company Subsidiary. Except as set forth in Schedule 4.11(d), the Independent Contractors, and all other independent contractors who have previously rendered services to the Company or any Company Subsidiary, have been and are legally, properly and appropriately treated as non-employees for all Tax purposes, as well as all ERISA and employee benefit purposes. There has been no determination by any Governmental Authority that any Independent Contractor constitutes an employee of the Company or any Company Subsidiary and to the Company’s knowledge, there is no basis for a Governmental Authority or any other Person to make such a claim. There has been no investigation or Claim made by or, to the Company’s knowledge, threatened by any Person or Governmental Authority that any Independent Contractor constitutes an employee of the Company or any Company Subsidiary. The Company and each Company Subsidiary have paid or accrued all compensation and all other monetary amounts earned by any Independent Contractors or due and owing to any of the Independent Contractors.

(e) Except as set forth on Schedule 4.11(e), the services of all Employees and Independent Contractors of the Company or any of its Subsidiaries may be terminated at any time by the Company or one of its Subsidiaries without any liability except for any ongoing liability, such as the continuing liabilities with respect to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), that are mandated by applicable law.

Section 4.12. Contracts and Commitments. Except as set forth on Schedules 4.10(b) or 4.12, neither the Company nor any Subsidiary of the Company is a party to the following types of agreements (written or oral):

(a) any partnership agreement or joint venture agreement which requires a payment, or delivery of assets or services, in excess of One Hundred Thousand Dollars ($100,000) in any 12-month period;

(b) any agreement with another Person materially limiting or restricting the ability of the Company or any Subsidiary of the Company to enter into or engage in any market or line of business including agreements with exclusivity, “most favored customer” pricing or other similar provisions;

(c) any agreements for the sale of any of the assets of the Company or any of its Subsidiaries other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets;

(d) any lease, sub-lease, license, sub-license or other agreement with respect to real property;

(e) any agreement of the Company or any of its Subsidiaries with any Affiliate of the Company;

(f) any agreement of the Company or any of its Subsidiaries relating to the acquisition, issuance, voting, registration, sale or transfer, preemptive rights, participation rights, rights of first refusal, repurchase or redemption rights of or with respect to any securities of the Company, other than those in connection with the Plan;

(g) any material agreement with respect to the intellectual property of the Company and its Subsidiaries;

(h) any collective bargaining or union agreement to which the Company or any of its Subsidiaries is bound;

(i) any agreement relating to the incurrence, assumption, surety or guarantee of any indebtedness;

(j) any agreement relating to interconnection, reciprocal compensation, co-location, cable TV programming and retransmission/must carry, conduits, pole attachments and rights of way with respect to the same; or

(k) any other agreement (or group of related agreements) the performance of which will require aggregate payments, or delivery of assets or services, to or from the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000) in any 12-month period.

Each of the contracts set forth on Schedule 4.12 (the “Material Contracts”) is in full force and effect and constitutes a legal, valid and binding obligation of the Company and/or its Subsidiaries, as applicable, enforceable against them in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions. The Company or one of its Subsidiaries, as applicable, has performed all of their material obligations (except those that have not yet become due) under, and is not in violation or breach of or default under, any of the Material Contracts, except for such non-performance, violation or breach which would not have or reasonably be expected to have a Company Material Adverse Effect. The Company has paid in full all amounts owed by the Company in connection with the Material Contracts, regardless of whether or not such amounts have been invoiced to the Company. To the Company’s knowledge, each of the other parties to each of the Material Contracts has performed all of their material obligations (except those that have not yet become due) under, and is not in violation or breach of or default under, such Material Contracts, except for such non-performance, violations, breaches or defaults which would not have or reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Schedule 4.12, the execution of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or cause a breach of any of the Material Contracts, and no notice to or approval or consent of any other party to any of the Material Contracts is required in order for those Material Contracts to continue in full force and effect without breach, default, acceleration or any change in terms after the consummation of the Merger.

Section 4.13. Intellectual Property.

(a) Schedule 4.13(a) sets forth an accurate and complete list of all Patents, registered and unregistered Marks and registered Copyrights owned by the Company and its Subsidiaries and used in connection with the business of the Company and its Subsidiaries as currently conducted.

(b) The Intellectual Property owned, and to the knowledge of the Company, the Intellectual Property used, practiced, licensed or otherwise commercially exploited by the Company or its Subsidiaries does not (i) constitute an unauthorized use or misappropriation of any patent, copyright, trademark, trade secret or other intellectual property right of any Person or (ii) infringe, constitute an unauthorized use of, or violate any other right of any Person (including pursuant to any non-disclosure agreements or obligations to which Company or its Subsidiaries or any of their present or former employees or consultants is a party).

(c) Schedule 4.13(c) sets forth a complete and accurate list of all material licenses, sublicenses and other agreements to which the Company and/or its Subsidiaries is a party (i) granting any other Person the right to use the Intellectual Property, or (ii) pursuant to which Company or its Subsidiaries are authorized to use any third party Intellectual Property, which are incorporated in, are, or from a part of any product manufactured, distributed, or sold or any service provided by the Company or any Subsidiary or which are otherwise used (or currently proposed to be used) by the Company or its Subsidiaries in the business of the Company as currently conducted, other than commercial off-the-shelf software.

(d) The Company and each of its Subsidiaries has been and is in material compliance with the terms and conditions of any and all privacy policies and other policies governing the use of its and other Persons’ data, used in connection with the Company’s and its Subsidiaries’

business, as well as all industry standards and applicable laws and regulations on privacy and marketing. No claims, demands, or allegations have been made by any Person or Governmental Authority against the Company or its Subsidiaries asserting that it has not complied with the terms and conditions of any such policies, standards, laws or regulations and to the knowledge of the Company, no such claims are threatened by any Person or Governmental Authority, nor are there, to the knowledge of the Company, any valid grounds for any such claim.

(e) Except as set forth on Schedule 4.13(e), the Intellectual Property owned, and to the knowledge of the Company, the Intellectual Property used, practiced or otherwise commercially exploited by the Company or its Subsidiaries, contains no Publicly Available Material (as defined below), and no Publicly Available Material operates with or has been incorporated in whole or in part into any part therein, and no Publicly Available Material has been used in whole or in part in the development of any part of the Intellectual Property owned by the Company or its Subsidiaries in a manner that may subject Intellectual Property in whole or in part, to all or part of the license obligations governing any Publicly Available Materials.

(f) For purposes of this Agreement, “Publicly Available Materials” means each of (i) any material that contains, or is derived in any manner (in whole or in part) from, any material that is distributed as free software, open source, “copyleft,” or similar licensing or distribution models, other than material that has been clearly and conspicuously released into the public domain by its copyright holders, and (ii) any material that requires as a condition of its use, modification and/or distribution that such material or other material incorporated into, derived from or distributed with such material: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; or (C) be redistributable at no charge, other than a nominal fee or copying charge.

Section 4.14. Environmental Matters. Except as set forth on Schedule 4.14, or as would not be reasonably likely to have a Company Material Adverse Effect:

(a) the Company and the Subsidiaries are in compliance with all Environmental Laws (as defined below) applicable to their operations and the use of the Leased Real Properties and the Owned Real Properties;

(b) neither the Company nor any of its Subsidiaries (nor, to the Company’s knowledge, any of the Company’s predecessors or Affiliates) has generated, transported, treated, stored, or disposed of any Hazardous Material (as defined below) at or on the Leased Real Properties or Owned Real Properties, except in compliance with all applicable Environmental Laws, and to the Company’s knowledge, there has been no Release (as defined below) or threat of Release of any Hazardous Material by the Company or any of its Subsidiaries at or on the Leased Real Properties or the Owned Real Properties;

(c) neither the Company nor any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim from any Governmental Authority under any Environmental Law; or (iii) been subject to or, to the Company’s knowledge, threatened with any lawsuit or governmental or citizen enforcement action with respect to any Environmental Law or arising from a Release;

(d) the Company and its Subsidiaries have, and there currently are in full force and effect, all Company Licenses (as defined in Section 4.18) required under any Environmental Law for the Company’s or its Subsidiaries’ activities and operations at the Leased Real Properties and Owned Real Properties, and none of the Company or its Subsidiaries has received written notification from any Governmental Authority that any such Company Licenses will be modified, suspended or revoked;

(e) there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Leased Real Properties or Owned Real Properties;

(f) there are no pending or, to the Company’s knowledge, threatened claims under any Environmental Law against (i) the Company or any of its Subsidiaries or, (ii) to the Company’s knowledge, any Person whose liability for such claim the Company or any of its Subsidiaries has retained or assumed either by contract or by operation of law; and

(g) there have been no environmental investigations, studies, tests, audits, reviews or other analyses conducted by, on behalf of, or which are in the possession of, the Company or any of its Subsidiaries which have not been delivered or made available to Parent.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air. “Environmental Laws” means all laws rules, regulations, orders, decrees, applicable common law, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Authority with applicable authority over such matters, relating to pollution or protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on the Closing Date. “Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product as listed or regulated under any applicable Environmental Law. “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Material into the Environment.

Section 4.15. Insurance. Schedule 4.15 sets forth a list of the material insurance policies held by, or for the benefit of, the Company and its Subsidiaries as of the date of this Agreement, and true, correct and complete copies of all such insurance policies have been delivered or made available to Parent. Each such insurance policy is valid and binding and in full force and effect, all premiums due thereunder have been paid, and neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination in respect of any such policy or notice of default thereunder. Neither the Company nor any of its Subsidiaries has received notice that any insurer under any policy under which the Company or any of its Subsidiaries is covered is denying liability with respect to a claim thereunder or defending any claim under a reservation of rights clause. Except as set forth on Schedule 4.15, since January 1, 2004, neither the Company nor any of its Subsidiaries has filed for any claims exceeding $10,000 against any of its insurance policies, exclusive of health insurance policies. Except as set forth on Schedule 4.15, none of such policies will lapse or terminate by reason of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has received written notice from any of its insurance carriers that any premiums will be materially increased in the future or that any insurance coverage listed on Schedule 4.15 will not be available in the future on substantially the same terms now in effect.

Section 4.16. No Brokers. Neither the Company, any of its Subsidiaries nor any of their Affiliates has entered into any contract, arrangement or understanding with any Person that may result in the obligation of such entity to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger, except that the Company has retained and will owe fees to Daniels & Associates, L.P.

Section 4.17. Compliance with Laws.

(a) Except as disclosed on Schedule 4.17(a), neither the conduct of the Company’s business as it is currently conducted nor the operation of the Systems as they are currently operated violates or infringes any law, statute, ordinance, regulation, rule order, judgment or decree of any Governmental Authority or constitutes an event of default under the Franchises currently in effect, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and the Company has not received any written notice of any such violation or default by the Company or any of its Subsidiaries. Except as disclosed on Schedule 4.17(a), no Person or Governmental Authority has alleged in writing any violation, infringement, or event of default, and no event or circumstance has occurred that with notice, lapse of time or both would constitute a violation, infringement, or event of default thereunder. Schedule 4.17(a) sets forth the true, complete and correct 2006 Basic Signal Leakage Performance Reports (FCC Form 320), which contain the Company’s cumulative leakage index audit for the Systems as required under FCC Rule 76.611. Except as set forth on Schedule 4.17(a), the Systems are in material compliance with all the signal leakage criteria prescribed by the FCC for each relevant reporting period.

(b) The Company has delivered or made available to Parent true, correct and complete copies of (i) all FCC rate forms filed by the Company or any of its Subsidiaries with respect to the Systems, (ii) all other FCC forms filed by the Company or any of its Subsidiaries with respect to the Systems and (iii) all correspondence by the Company or any of its Subsidiaries with any Governmental Authority relating to rate regulation generally or specific rates charged to subscribers with respect to the Systems, including copies of any complaints filed with the FCC with respect to any rates charged to subscribers of the Systems, and any other documentation supporting an exemption from the rate regulation provisions of the Cable Act claimed by the Company or any of its Subsidiaries with respect to the Systems, in the case of each (i) – (iii), to the extent filed, sent, or received on or after January 1, 2003. Schedule 4.17(b) sets forth a list of (a) all pending complaints with respect to any rates which have been filed by the Company or any of its Subsidiaries with the FCC for the Systems, (b) any franchising authority that has filed FCC Form 328 for certification to regulate any of the rates of the Systems since January 1, 2003, and (c) any other complaints, formal or informal, which have been filed against the Company or any of its Subsidiaries, at the FCC. Neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority with respect to an intention to enforce customer service standards pursuant to the Cable Act, and neither the Company nor any of its Subsidiaries has agreed with any Governmental Authority to establish customer service standards that exceed the FCC standards promulgated pursuant to the Cable Act. Except as set forth on Schedule 4.17(b), the Systems have been conducted and at the

Closing will be conducted in accordance with the Cable Act and the rules and regulations of the FCC promulgated thereunder. The Company and its Subsidiaries have timely submitted to the FCC all required filings, including cable television registration statements, annual reports, employment reports, aeronautical frequency usage notices, universal service fund worksheets and related filings, and any applicable traffic and circuit reports.

(c) The Company and its Subsidiaries have timely submitted all reports to state regulatory agencies as required by such agencies by virtue of the Company and its Subsidiaries holding the Franchises and the Company Licenses.

(d) The Company has delivered or made available to Parent true, correct and complete copies of all current reports and filings for the reporting periods beginning with January 1, 2003, that have been made or filed by the Company pursuant to the Copyright Act and the rules and regulations of the U.S. Copyright Office with respect to the Systems, and, regarding those reports and filings to be made or filed by the Company with the U.S. Copyright Office with respect to the Systems between the date of this Agreement and the Closing, the Company will deliver the same to Parent promptly after filing. The Company has timely filed all semi-annual statements of account and paid all compulsory licensing fees required by the Copyright Act and the rules and regulations of the United States Copyright Office with respect to the Systems.

Section 4.18. Franchises and Company Licenses. Schedule 4.18 contains (i) a description of the Franchises and (ii) a true, correct and complete list of all material licenses, telecommunications franchises, permits, authorizations, registrations and certifications of any Governmental Authority, which have been issued to the Company, any of its Subsidiaries or any of their Affiliates and are currently in effect (excluding the Franchises, the “Company Licenses”). The Company has delivered or made available to Parent a true, correct and complete copy of each Franchise and Company License. The Franchises and the Company Licenses represent all of the licenses, permits, authorizations, registrations and certifications necessary to operate the Company’s business as it is operated on the date hereof and as would reasonably be expected to be required as of immediately prior to the Effective Time. Each Franchise and Company License is valid and in full force and effect, except to the extent the failure of any Company License to be valid and in full force and effect would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Franchises or any of the Company Licenses is subject to any conditions or restrictions other than such as may exist by virtue of acts of the United States Congress, the rules and regulations of federal regulatory agencies or laws and rules adopted by the various Governmental Authorities in the jurisdictions where the Company or any of its Subsidiaries operates the Company’s business or as would not have or reasonably be expected to have a Company Material Adverse Effect. Other than orders, actions, proceedings or investigations generally applicable to the cable television or telecommunications industries in the United States or in the States of South Dakota, Iowa, or Minnesota, there are no proceedings pending which could materially and adversely affect the validity of the Franchises, the Company Licenses or the terms and provisions thereof. There is no investigation or proceeding pending or, to the knowledge of the Company or any of its Subsidiaries, threatened that could result in the termination, revocation, suspension, or restriction of any Franchise or Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Franchise or Company License, except to the extent the termination, revocation, suspension, or restriction of any Franchise or Company License or the imposition of any fine, penalty or other sanctions would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except as disclosed on Schedule 4.18, (i) the Systems and the other assets of the Company and its Subsidiaries are being operated and the Company’s business is being conducted, in compliance with the Franchises and the Company Licenses in all material respects, (ii) neither the Company nor any of its Subsidiaries has received any notice from a Governmental Authority threatening any enforcement action with respect to the Franchises, stating that the Systems are not in compliance with the terms of the Franchises or stating that the Franchises will not be renewed, (iii) neither the Company nor any of its Subsidiaries has received any notice threatening any enforcement action with respect to any Company License, stating that the Systems are in noncompliance with the terms of such Company License or stating that such Company License will not be renewed, or will be revoked or altered (iv) no Governmental Authority currently has any right to purchase the Systems or any portion thereof, (v) none of the Franchises or the Company Licenses are, to the Company’s knowledge, under consideration to be revoked or adversely modified in any material respect and (vi) there are no undisclosed material obligations with respect to the Franchises or the Company Licenses, other than those set forth in the Franchises or the Company Licenses. Except as set forth in Schedule 4.18, none of the Franchises or the Company Licenses shall be affected in any manner by the consummation of the transactions contemplated hereby, except to the extent such effect would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.19. Systems.

(a) Schedule 4.19(a) sets forth a true, correct and complete statement, to the Company’s knowledge, as of the date set forth in Schedule 4.19(a), of the following information with respect to the Systems:

(i) the approximate number of route miles included in the Company and its Subsidiaries’ assets and served by the Systems’ headends;

(ii) the approximate number of homes passed in each System;

(iii) the applicable MHz capacity and the channel capacity of each System; and

(iv) the number of subscribers served by each System by subscriber type.

(b) Schedule 4.19(b) sets forth a complete and accurate description of the following information relating to the Systems, as of the date of this Agreement:

(i) (A) a description of the broadcast basic service, expanded basic service, the digital service, pay TV and a la carte services, and voice and data services available from the Systems, (B) a rate code table showing all rate codes including retail rates and discounts as of October 31, 2006, (C) retail rate cards for October 31, 2006, and (D) subscriber counts by tier of service for October 31, 2006; and

(ii) the stations and signals carried by the Systems, the channel position of each such signal and station and all FCC aeronautical frequencies utilized by the Systems.

The Systems are capable of providing all channels, stations and signals reflected as being carried by the Systems on Schedule 4.19(b).

(c) Except for regularly scheduled franchise fees that have accrued under the Franchises, which fees have been computed in accordance therewith and timely paid in full, there are no franchise fees payable with respect to the Franchises. There are no fees payable with respect to any conduit agreement. Neither the Company nor any of its Affiliates has been notified in writing by any Governmental Authority or other Person regarding any material adjustment to the amount of franchise fees to be paid by the Company to such Governmental Authority or Person.

(d) Neither the Company nor any of its Affiliates has received any FCC order requiring either System to carry a television broadcast signal or to terminate carriage of a television broadcast signal, and to the Company’s knowledge, no television broadcast station has complained to the Company or filed a written complaint with the FCC claiming that the Company carried or refused to carry a television broadcast signal in violation of the requirements of the FCC’s mandatory broadcast signal carriage rules.

(e) Except as described on Schedule 4.19(e), (i) there are no unfulfilled binding material commitments for capital improvements obligated to be made in connection with the Systems, (ii) no commitment to any Governmental Authority has been made to maintain a local office in any location and (iii) no commitment has been made to any Governmental Authority to pay franchise fees or other amounts to any such Governmental Authority after the date hereof in excess of the amounts set forth in the Franchises.

(f) Schedule 4.19(f) contains a list of all material conduit access and pole attachment agreements used in the Company’s business or needed to conduct the Company’s business as conducted on the date hereof. All of the conduit in which any underground coaxial cable used to serve customers of the Systems on the date hereof and on the Closing Date is owned exclusively by the Company or its Subsidiaries. All underground coaxial cable used in the operation of the Systems to serve customers on the date hereof and on the Closing Date is located within such conduit (except for “drops” that are direct-buried and except for other non-material portions of such coaxial cable). Neither the Company nor, to the Company’s knowledge, any other Person has granted any other Person with any right to use such conduit.

Section 4.20. Conduct of Business in Ordinary Course of Business. Except as disclosed on Schedule 4.20, since the date of the Base Balance Sheet up to and including the date of this Agreement, the Company has conducted its business in the ordinary course of business consistent with the Company’s past practice, and has not (i) made any material increase in compensation payable or to become payable, or benefits provided or to become provided, to any of the employees of the Company or any of its Subsidiaries, or any material change in personnel policies, insurance benefits or other compensation arrangements affecting the employees of the Company or any of its Subsidiaries, in each case other than in the ordinary course of business, (ii) made any sale, assignment, lease or other transfer of, or incurred any indebtedness or

Encumbrance including leases and licenses granted by the Company to a third party (other than a Permitted Encumbrance) with respect to, any of the Company or its Subsidiaries’ assets (other than inventory used, sold or destroyed in the ordinary course of business), other than obsolete assets no longer usable in the operation of the Company’s business or other assets sold or disposed of in the ordinary course of business with suitable replacements being obtained therefor as reasonably necessary or advisable for the continued operation of the Company’s business, (iii) made any offers to existing or prospective customers inconsistent with the disclosure set forth on Schedule 4.19(b) or (iv) suffered any Company Material Adverse Effect.

Section 4.21. Letters of Credit, Bonds, Etc.. Except as set forth on Schedule 4.21, there are no letters of credit or franchise, construction, fidelity, performance, surety or other bonds, or guarantees in lieu of bonds, posted or required to be posted by the Company or its Affiliates in connection with the operation of the Company’s business.

Section 4.22. Accounts Receivable. All of the accounts receivable related to the Company’s business (a) are reflected and properly recorded on the books and records of the Company, including the Financial Statements; (b) represent sales actually made in the ordinary course of business consistent with past practice for goods or services delivered or rendered in bona fide arm’s-length transactions; (c) constitute valid, undisputed or adequately reserved claims, (d) are not subject to any assertions of set-off, reduction, counterclaim, claim or, to the Company’s knowledge, dispute, in any case in excess of the amount reserved against such items; (e) have not been extended or rolled over in order to make them current; (f) are current except as set forth in the aging report attached hereto as Exhibit D (the “Aging Report”); and (g) are or will be represented by one or more invoices, each of which has been generated in the ordinary course, and provides for payment to be made, in the name of the Company. The accounts receivable data set forth in the Aging Report is true, complete and correct in all material respects as of the date thereof and was prepared consistent with past practice.

Section 4.23. Assets of Company. Upon the consummation of the Closing, the assets and properties owned and validly licensed by the Company and its Subsidiaries will comprise all the assets and properties that are used by the Company in the operation of its business.

Section 4.24. Exclusive Dealing. Neither the Company nor any of its Affiliates is a party to any currently effective agreement involving, directly or indirectly, the sale or transfer of any securities issued by the Company, any assets of the Company or any of its Subsidiaries (other than inventory in the ordinary course), or the Systems to any Person other than Parent and MergerCo.

Section 4.25. Knowledge. Whenever a representation or warranty made by the Company herein refers to the “knowledge of the Company”, the “Company’s knowledge” or a similar phase, such knowledge shall be deemed to consist only of the actual knowledge on the date hereof and on the Closing Date, of Bruce D. Herman, Scott A. Schroeder, William P. Heaston, Jerry P. Anderson, Eugene R. McCord, and Joseph L. Galinanes.

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGERCO

Parent and MergerCo hereby jointly and severally make to the Company the representations and warranties contained in this Article V.

Section 5.1. Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each has all requisite corporate power and authority to own, use, operate, lease and transfer its properties and to carry on its respective business as currently conducted. MergerCo is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). “Parent Material Adverse Effect” means any event, change, circumstance, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, financial condition, operations, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect under this clause (i) shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following: (1) matters affecting the telecommunications industry generally, including the multi-channel video programming distribution, voice communications (including voice over internet protocol) or high speed internet services industries, that do not affect Parent’s business disproportionately as compared to other similarly situated participants in the telecommunications industry, (2) the public announcement of this Agreement or the fact that this Agreement will be consummated, (3) any changes in general economic or financial conditions or markets that do not affect Parent’s business disproportionately as compared to other similarly situated participants in the telecommunications industry or (4) any changes in federal or state laws that do not affect Parent’s business disproportionately as compared to other similarly situated participants in the telecommunications industry or (ii) has prevented, materially impaired or materially delayed, or could reasonably be expected to prevent, materially impair or materially delay, the ability of Parent or any Subsidiary to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 5.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and MergerCo has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Parent and MergerCo of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the board of directors of MergerCo and by Parent as the sole stockholder of MergerCo, and no other action on the part of Parent or MergerCo is necessary to authorize the execution and delivery by Parent or MergerCo of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof by each of the other parties hereto, is a valid and binding obligation of each of Parent and

MergerCo, as the case may be, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 5.3. No Conflict; Consents. The execution and delivery by Parent and MergerCo of this Agreement, and the consummation by Parent and MergerCo of the transactions contemplated hereby in accordance with the terms hereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or MergerCo is a party or by which its assets are bound; (ii) violate any provision of the organizational documents of Parent or MergerCo; (iii) cause Parent or MergerCo to violate any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to Parent or MergerCo; or (iv) except as set forth on Schedule 5.3, require from Parent or MergerCo any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party.

Section 5.4. Required Financing. Parent has delivered to the Company a copy of that certain commitment letter dated January 8, 2007 issued by Credit Suisse Securities (USA) LLC and Credit Suisse (the “Commitment Letter”) which, subject to the conditions specified in such Commitment Letter, will provide Parent with sufficient funds to consummate the Merger, including, without limitation, to pay the Transaction Price in accordance with this Agreement (such funding, the “Financing”). The Commitment Letter is not subject to any conditions other than as set forth therein, has been duly executed by Parent and, to Parent’s knowledge, by all other parties thereto, and is in full force and effect on the date hereof. All commitment and other fees required to be paid under the Commitment Letter prior to the date hereof have been paid. As of the date hereof, Parent believes in good faith that it will be successful in obtaining the Financing contemplated by the Commitment Letter.

Section 5.5. Brokers. Neither Parent, MergerCo, nor any of either of their Affiliates has entered into any contract, arrangement or understanding that will result in the obligation of such Person to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger, except that Parent has retained and will owe fees to Credit Suisse Securities (USA) LLC and Credit Suisse.

Section 5.6. Litigation. Except for actions, proceedings or investigations affecting the cable television and telecommunications industries in general, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the senior management of Parent or MergerCo, threatened against Parent or MergerCo, and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger or (b) otherwise prevent or materially delay performance by Parent or MergerCo of any of their material obligations under this Agreement.

Section 5.7. No Other Representations. Parent and MergerCo understand and agree that they are acquiring the Company through the Merger without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries, the Equity Holders’

Representative, or any Equity Holder, except for the representations and warranties made by the Company which are expressly set forth in Article IV of this Agreement.

ARTICLE VI - CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1. Conduct of Business Prior to Closing. The Company agrees that, between the date hereof and the Closing Date, the Company and its Subsidiaries shall operate their respective businesses and use and maintain their respective assets solely in the ordinary course of business, consistent with past practices and shall use all commercially reasonable efforts to preserve their business relationships with their respective customers, employees and other Persons having a business relationship with the Company and each of its Subsidiaries. Except as described in Schedule 6.1 and without limiting the generality of the foregoing, the Company specifically agrees that, without Parent’s prior written consent, it and its Subsidiaries will not:

(a) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), or modify the terms (through amendment, reclassification, reorganization, merger or otherwise) of, any stock of any class or any other securities or equity equivalents, except in connection with the exercise or conversion of securities outstanding as of the date hereof in accordance with the explicit terms of such securities as they exist on the date hereof, and except for the acceleration of stock options as may be agreed to in writing by Parent and the Company;

(b) make any change to the certificate of incorporation (or other organizational documents (other than the bylaws)) of the Company or any of its Subsidiaries, or change the authorized capital stock or equity interests of the Company or any of its Subsidiaries;

(c) materially change accounting policies or procedures, except as required by law or by GAAP;

(d) increase the rates of direct compensation or bonus compensation payable or to become payable to any officer, director or employee of the Company or any Subsidiary, except (i) in the Company’s ordinary course of business consistent with past practice with respect to both timing and amount, (ii) with respect to bonuses, in accordance with the Company’s bonus plans or procedures set forth on Schedule 6.1 and in the Company’s ordinary course of business with respect to both timing and amount, and (iii) as otherwise agreed between the parties;

(e) make any material acquisition or capital expenditure other than (i) in the ordinary course of business, (ii) as necessary to comply with the Franchises and the Company Licenses or (iii) as set forth on Schedule 6.1;

(f) fail to use, preserve and maintain the assets of the Company and its Subsidiaries on a basis consistent with past practice and fail to keep such assets, in all material respects, in good working condition, ordinary wear and tear excepted;

(g) fail to maintain the insurance policies covering the assets of the Company and its Subsidiaries that are in effect as of the date of this Agreement;

(h) fail to pay the debts and obligations incurred by the Company and its Subsidiaries as they become due or waive, release or assign any material rights or claims;

(i) commit any act or omit to do any act which effectuates or causes a material amendment or modification to, or a breach by the Company of or termination of (excluding any expiration due to the passage of time), any of the contracts set forth on Schedule 4.12, enter into any lease for real property that is not terminable without penalty on no more than sixty (60) days notice, materially modify or amend or enter into any lease for any headend site or enter any contract outside the ordinary course of business, provided that anything in this Agreement notwithstanding, the Company shall be allowed to review, modify and enter into programming agreements in the ordinary course of business upon compliance with Section 6.1(u) (if applicable);

(j) fail to maintain the Company’s and its Subsidiaries’ books, accounts and records in the usual manner and on a basis consistent with past practice, except as required by law or by GAAP;

(k) enter into any agreement or agreements (or discussions regarding any such agreement) for the sale of any material assets, or consummate any such sale, except for sales of obsolete equipment no longer usable in the operation of the Company’s business;

(l) change the rates or packages offered to the Company’s customers, provided that the Company shall not be precluded from (i) seeking usual and ordinary rate increases or (ii) decreasing rates as required by applicable law;

(m) fail to bill and collect from customers on a basis consistent with past practices;

(n) fail to promptly inform Parent in writing of any event, condition or circumstance that could be reasonably expected to result in a material development with respect to the Company;

(o) fail to maintain inventory and spare equipment at levels consistent with the Company’s past practice;

(p) fail to maintain capital expenditures in the ordinary course of business and as necessary to comply with the Franchises and the Company Licenses;

(q) create, assume or permit to exist any Encumbrance upon any assets except for Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing;

(r) fail to continue to advertise in a manner that is consistent with past practice;

(s) change any method of tax accounting or make a tax election or change an existing tax election;

(t) fail to timely notify Parent of and, at Parent’s timely request, discuss all planned material sales and marketing programs, including all new sales offers, discount plans or customer retention plans;

(u) add any programming channels in addition to those set forth on Schedule 4.19(b), unless the Company provides Parent with notice of such proposed addition and within twenty (20) days of Parent’s receipt of such notice, Parent does not object to such addition by written notice to the Company;

(v) fail to implement procedures for disconnection and discontinuance of service to subscribers whose accounts are delinquent in accordance with the Company’s policies and practices as in effect during the six month period preceding the date of this Agreement;

(w) dispose of, license or permit to lapse any rights in, to or for the use of any material Intellectual Property used in the Company’s business;

(x) settle any material claims, actions, arbitrations, disputes or other proceedings, including any such matters that would result in the Company or any Subsidiary being enjoined in any material respect from engaging in the transactions contemplated by this Agreement or materially adversely affecting the Company’s business;

(y) waive, release or assign any material right relating to the Company’s business or assets; and

(z) enter into any agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions or that is otherwise inconsistent with the foregoing.

ARTICLE VII - ADDITIONAL AGREEMENTS

Section 7.1. Stockholders’ Consent.

(a) Immediately following the execution of this Agreement by Parent, MergerCo and the Company, the Company, acting through the Company Board, shall request, in accordance with applicable law, that the stockholders approve this Agreement by written consent, as permitted by the By-laws (the “Written Consent”).

(b) Parent and MergerCo shall provide to the Company any information for inclusion in preparation for the Written Consent that may be required under applicable law and that is reasonably requested by the Company.

(c) As promptly as practicable following the date of this Agreement, the Company shall (i) send to the Company’s stockholders the notice required by Section 262(d)(2) of the DGCL and (ii) send to stockholders of the Company that have not signed the Written Consent, the notice required by Section 228(e) of the DGCL. Prior to sending any of the notices required by this Section 7.1(c), the Company shall provide to Parent drafts of such notices and shall give Parent a reasonable amount of time to review and comment upon such notices and shall incorporate the reasonable comments of Parent made with respect thereto prior to mailing any such notices.

Section 7.2. Access to Information and Systems.

(a) Between the date of this Agreement and the Closing Date, the Company shall, and shall cause each of its Subsidiaries and each of the Company’s and its Subsidiaries’ officers, employees and agents to give Parent and MergerCo and their representatives reasonable access upon reasonable notice to the facilities, properties, employees, books and records, systems and operations (including billing and information technology) of the Company and its Subsidiaries as from time to time may be reasonably requested.

(b) Any such investigation by Parent or MergerCo shall not unreasonably interfere with or disrupt any of the businesses or operations of the Company or its Subsidiaries. Neither Parent nor MergerCo shall, prior to the Closing Date, have any contact whatsoever with respect to the Company or any of its Subsidiaries or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company or any of its Subsidiaries, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. All requests by Parent or MergerCo for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company. Neither Parent nor MergerCo shall be permitted to conduct any invasive tests on any Property without the prior written consent of the Company.

Section 7.3. Confidentiality. The parties shall adhere to the terms and conditions of that certain letter agreement dated November 13, 2006 by and between Parent and the Company (the “Confidentiality Agreement”).

Section 7.4. Consents and Filings; Further Assurances.

(a) Each of the Company, Parent and MergerCo shall use their respective commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement. If required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and if the appropriate filing of a Pre-Merger Notification and Report Form pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to make an appropriate filing of a Pre-Merger Notification and Report Form with respect to the transactions contemplated by this Agreement within ten (10) Business Days after the date hereof, to request early termination of the applicable waiting period and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. The parties hereto shall promptly respond to any requests for additional information from any Governmental Authority or other third party in respect thereof. Parent and the Company shall each pay one-half of all filing and related fees in connection with any such filings that must be made by any of the parties under the HSR Act. Each of Parent, MergerCo and the Company hereby covenants and agrees to use its commercially reasonable efforts to secure termination of any waiting periods under the HSR Act or any other applicable law and to obtain the approval of the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any

other Governmental Authority, as applicable, for the Merger and the other transactions contemplated hereby; provided, however, that notwithstanding any other provision of this Agreement, Parent shall not be required, as a condition to obtaining such approval, to divest or hold separate or otherwise take or commit to take any action or enter into any agreement that limits its freedom of action with respect to all or any portion of Parent’s or any of its Subsidiaries’ assets, businesses or lines of business, and neither the Company nor any of its Subsidiaries shall make any such divestiture or take any such action or make any such commitment with respect to the Company or any of its Subsidiaries’ business or assets in connection with obtaining any such approval without Parent’s prior written consent.

(b) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by this Agreement and all other agreements contemplated hereby as promptly as practicable, including to (i) obtain the consents and approvals of the third parties and Governmental Authorities listed on Schedule 4.4 and (ii) promptly make all necessary filings, and thereafter make any other required submissions required under applicable law with respect to this Agreement and the transactions contemplated herein.

(c) Section 7.4(b) notwithstanding, the Company shall use commercially reasonable efforts to prepare and file, or cause to be prepared and filed, within 30 Business Days after the date of this Agreement, all applications, including FCC Forms 394 or other appropriate forms required to be filed (i) with the FCC and (ii) with any other Governmental Authority that are necessary for the transfer of control of the Franchises in connection with the consummation of the Merger. Parent shall provide to the Company all information deemed reasonably necessary by the Company for the completion of the FCC Forms 394 required to be filed in order to obtain the approvals necessary to transfer the Franchises (including information reasonably required by the terms of the Franchises and requested by the Company), and agrees to cooperate reasonably, diligently, and in good faith with the Company in the preparation of such FCC Forms 394 to permit the filing of such FCC Forms 394. Following the execution hereof, until the Closing, the Company shall timely send or cause to be sent all required renewal letters with respect to the Franchises pursuant to Section 626(a) of the Cable Act to the proper Governmental Authority. The Company shall not and shall cause its Subsidiaries to not, without Parent’s prior written consent, agree or accede to any material modifications or amendments to, or in connection with, or the imposition of any material condition to the renewal of, any of the Franchises that, individually or in the aggregate, will impose a material obligation on Parent following the Closing. The Company shall, to the extent reasonably practicable, notify Parent of all meetings, hearings and other discussions before or with Governmental Authorities in connection with the renewal or extension of any Franchise, any governmental authorization relating to a Franchise or the granting of a Required Consent (as defined in Section 8.2(f)) such that Parent’s representatives can participate to the extent reasonably practicable in such proceedings.

(d) Section 7.4(b) notwithstanding, the Company and its Subsidiaries shall use commercially reasonable efforts to prepare and file, or cause to be prepared and filed, within 30 Business Days after the date of this Agreement, all applications required to be filed with the FCC and with any other Governmental Authority that are necessary for the transfer of control of any Company Licenses in connection with the consummation of the Merger. Parent shall provide to the Company all information deemed reasonably necessary by the Company for the completion of the applications necessary to obtain the approvals necessary to transfer the Company Licenses (including information reasonably required by the terms of the Company Licenses and requested by the Company), and agrees to cooperate reasonably, diligently, and in good faith with the Company in the preparation of such applications to permit the filing of such applications. From the date of this Agreement until the Closing Date, upon Parent’s request, the Company shall use commercially reasonable efforts to obtain an extension or renewal of any Company License that has expired or will expire prior to July 31, 2007, and such extension or renewal shall be for a term reasonably requested by Parent and shall otherwise be on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent. The Company shall not and shall cause its Subsidiaries to not, without Parent’s prior written consent, agree or accede to any material modifications or amendments to, or in connection with, or the imposition of any material condition to the renewal of, any of the Company Licenses that, individually or in the aggregate, will impose a material obligation on Parent following the Closing. The Company shall, to the extent reasonably practicable, notify Parent of all meetings, hearings and other discussions before or with Governmental Authorities in connection with the renewal or extension of any Company License or the granting of a Required Consent such that Parent’s representatives can participate to the extent reasonably practicable in such proceedings.

(e) Upon Parent’s reasonable request, the Company shall deliver with each FCC Form 394 a proposed Franchise transfer resolution, which will include a request to extend, for a term of 36 months following the Closing, on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent, any Franchise that has expired or will expire after the date hereof and prior to the date which is 30 months after the Closing Date in accordance with its terms. From the date of this Agreement until the Closing, upon Parent’s reasonable request the Company shall seek to obtain any such extension or renewal of any Franchise that has expired or will expire after the date hereof and prior to the date which is 30 months after the Closing Date in accordance with its terms in the ordinary course of business, provided, that, in any event, the Company will use commercially reasonable efforts to obtain such extension or renewal (i) with a term of 36 months following the Closing and (ii) on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent.

(f) From the date of this Agreement until the Closing Date, upon Parent’s request, the Company shall use commercially reasonable efforts to obtain an extension or renewal of any lease set forth on Schedule 7.4(f), and such extension or renewal shall be for a term of up to 36 months (as so requested by Parent) and shall otherwise be on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent; provided, however, that no such extension or renewal shall require the Company to incur or pay any extension or renewal fees; provided further, however, that no ordinary course rental increase will be considered an extension or renewal fee.

(g) The Company shall not, and shall not permit any Subsidiary to, agree, without Parent’s prior written consent to any material change to the terms of any Franchise, Company License or Material Contract as a condition to obtaining any consent or approval related to such Franchise, Company License or Material Contract. If in connection with obtaining any consent or approval, a Governmental Authority or other third party seeks to impose any condition or adverse change to any Franchise, Company License or Material Contract to which such consent or approval relates as a requirement for granting such consent or approval, the Company shall promptly notify Parent of such fact, and the Company shall not agree to such condition or adverse change unless Parent shall, in its reasonable discretion, consent to such condition or change in writing.

(h) Each of Parent and MergerCo shall use commercially reasonable efforts to assist the Company in obtaining the Required Consents, including (i) providing to such third parties and Governmental Authorities such financial statements and other financial information as such third parties or Governmental Authority may reasonably request and (ii) agreeing to commercially reasonable adjustments to the terms of the Franchises, Company Licenses and Material Contracts with such third parties and Governmental Authorities (provided that neither party hereto shall be required to agree to any adjustment increasing the amount payable with respect thereto).

Section 7.5. Officers’ and Directors’ Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or (ii) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the Company, Parent and MergerCo agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time the Surviving Corporation and Parent shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and the Surviving Corporation and Parent after the Effective Time, shall promptly pay expenses incurred by each Indemnified Party as the same are incurred in advance of the final disposition of any claim, suit, proceeding or investigation to such Indemnified Party, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, Parent and the Surviving Corporation shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty (30) days after statements therefor are received and (C) the Company, Parent and the Surviving Corporation will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Company, Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 7.5, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent such failure to notify materially prejudices such party.

(b) Parent and MergerCo agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company and its Subsidiaries provided for in their respective charters or by-laws or otherwise in effect as of the date hereof shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. From and after the Effective Time, Parent and the Surviving Corporation also agree to indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more of its Subsidiaries.

(c) At the Effective Time, Parent shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s and its Subsidiaries’ directors and officers in a form reasonably acceptable to the Company that shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to, the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. Parent shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(d) The obligations under this Section 7.5 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.5 applies without the consent of such Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.5 applies shall be third party beneficiaries of this Section 7.5 and shall be entitled to enforce the covenants contained herein).

(e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.5.

Section 7.6. Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) Parent shall prepare and file, or shall cause to be prepared and filed, all Tax Returns of the Company and its Subsidiaries with respect to Pre-Closing Periods which are due after the Closing Date; provided, that Parent shall provide each such Tax Return to the Equity Holders’ Representative for its review and comment at least fifteen (15) Business Days prior to the date on which such Tax Return is to be filed, and Parent shall make changes to each such Tax Return as are reasonably requested by Equity Holders’ Representative so long as such changes are permitted by applicable law. Such Tax Returns shall be prepared in a manner consistent with past practices except as required by changes in applicable law. Parent shall cause any amounts shown to be due on such Tax Returns to be remitted to the applicable taxing authorities no later than two (2) Business Days prior to the due date of such Tax Returns.

(ii) Parent (and its Subsidiaries and Affiliates) shall not amend any Tax Returns of the Company or its Subsidiaries for any Pre-Closing Period without the prior written consent of the Equity Holders’ Representative, which consent shall not be unreasonably withheld.

(b) Closing Date Course of Business. For the remainder of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, Parent shall cause the Surviving Corporation and its Subsidiaries to carry on its business only in the ordinary course in the same manner as heretofore conducted.

(c) End of Tax Year. Parent and the Surviving Corporation shall not take any action, or permit any action to be taken, that may prevent the tax year of the Company and its Subsidiaries from ending for federal and applicable state, local and foreign income tax purposes at the end of the day on the Closing Date.

(d) Cooperation on Tax Matters. Notwithstanding anything to the contrary in Sections 9.4 and 9.5, Parent, the Surviving Corporation and the Equity Holders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns or any amended Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims, the authorization and execution of any appropriate powers of attorney to accomplish the foregoing, allowing the Equity Holders’ Representative to review Tax Returns to determine or verify the proper amounts payable thereunder, and any mechanisms or payment processes reasonably requested by the Equity Holders’ Representative to pay any Tax refunds to the Equity Holders to the extent, but only to the extent, that the Equity Holders are entitled thereto pursuant to Section 7.6(f) hereof. Such cooperation shall include, upon the Equity Holders’ Representative’s request, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Section 7.6. Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates shall not destroy or dispose of any Tax workpapers, schedules or other materials and documents supporting Tax Returns of the Company and its Subsidiaries for Pre-Closing Periods until the seventh (7th) anniversary of the Closing Date without the prior written consent of Equity

Holders’ Representative and, before any disposition or destruction of such materials at any time, Parent shall give Equity Holders’ Representative the opportunity to take possession of such materials and documents.

(e) Transfer Taxes. All transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (including penalties and interest thereon, “Transfer Taxes”) that become payable in connection with the Merger and other transactions contemplated hereby shall be borne 50% by Parent and 50% by the Company. The applicable parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.

(f) Tax Refunds. The Equity Holders shall be entitled to receive from the Surviving Corporation (or its Affiliates) all Tax refunds, other than federal, state or local income Tax refunds, for Taxes paid with respect to Pre-Closing Periods.

Section 7.7. Books and Records. Parent and MergerCo shall, and shall cause the Surviving Corporation and each of the Surviving Corporation’s Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and to make the same available for inspection and copying by the Equity Holders and the Equity Holders’ Representative at the expense of the Equity Holders’ Representative during the normal business hours of Parent, MergerCo, the Surviving Corporation or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date without first advising the Equity Holders’ Representative in writing and giving the Equity Holders’ Representative a reasonable opportunity to obtain possession thereof.

Section 7.8. Employment Matters.

(a) As of the Effective Time, the Company shall have terminated all Company Plans except for those Company Plans that Parent requests not be terminated. Parent shall take all necessary action so that, after the Effective Time, any current or former employee of the Company who is eligible to participate in a Company Plan as of the Effective Time shall either be eligible to continue his or her participation in such Company Plan or participate in a corresponding employee benefit plan maintained by Parent or any of its subsidiaries, subject to the terms of such corresponding plan. Unless otherwise agreed to in writing by the parties, within thirty (30) days prior to the Closing Date, Parent shall provide written notification to Company of the Company Plans to be terminated and Company plans to be maintained post-Closing. Parent shall have the sole discretion to determine which current or former employees of the Company will continue participation in a Company Plan after the Effective Time and which will commence participation in a corresponding employee benefit plan maintained by Parent or any of its subsidiaries after the Effective Time and, with respect to current or former employees who transfer participation to such a corresponding plan, when such transfer will occur. Parent need not treat all current and former employees of the Company (including those who are similarly situated) in the same manner with respect to which plans they participate in and when, if at all, they transfer participation from a Company Plan to a corresponding employee benefit plan maintained by Parent or any of its subsidiaries. Parent may take such actions (or cause its subsidiaries or the Surviving Corporation to take such actions) as are necessary or advisable to accomplish the foregoing, including, without limitation, amending the eligibility provisions of the employee benefit plans maintained by Parent, its subsidiaries or the Surviving Corporation.

(b) Except as otherwise provided in this Section 7.8, nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any particular Company Plan or any other particular employee benefit plan, program, agreement or policy or as requiring the Surviving Corporation or Parent to offer to continue (other than as required by its terms) any Company Plan or any written employment contract or to continue the employment of any specific person; provided, however, that no such termination or amendment may take away benefits or any other payments already accrued as of the time of such termination or amendment without the consent of such person, except as allowed by law.

Section 7.9. Interim Financial Statements; Other Reports; Audited Financial Statements.

(a) Not later than 30 days after the end of each calendar month and each fiscal quarter following the date hereof and through and until the Closing Date, the Company shall prepare and deliver to Parent current and updated consolidated aging reports, unaudited balance sheets, statements of cash flows (including detailed capital expenditures) and statements of operations, each as of the end of and for each calendar month and calendar quarter following the date hereof and certified by the Company’s Chief Financial Officer (collectively, the “Interim Financial Statements”), and such Interim Financial Statements will be prepared in good faith using reasonable allocations and assumptions from the books and records of account of the Company and its Subsidiaries, which books and records shall be kept in the normal course of business and in accordance with GAAP, and in accordance with the Company’s past practices.

(b) Not later than thirty (30) days after the end of each calendar month ended following the date hereof and through and until the Closing Date, the Company shall prepare and deliver to Parent updated subscriber information, including gross connections by product, disconnections by product, churn by product and average revenue per customer by product, as of the end of and for each full calendar month following the date hereof.

(c) The Company shall use commercially reasonable efforts to deliver to Parent, on or before March 31, 2007, a true, correct and complete copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006, and the related audited consolidated statements of results of operations and cash flows of the Company and its Subsidiaries for the fiscal year ended December 31, 2006, together with all related notes and schedules thereto, accompanied by the reports thereon of Eide Bailly, LLP (which shall contain no “going concern” or other qualification) (collectively referred to as the “Audited Financial Statements”) which (A) shall have been prepared based on the books and records of the Company and its Subsidiaries, (B) shall have been prepared in accordance with GAAP applied on a consistent basis, (C) will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the date thereof and for the period indicated therein, and (D) shall have been audited by Eide Bailly, LLP.

Section 7.10. Exclusivity. The Company agrees on its own behalf and on behalf of its Affiliates that following the Time of the Requisite Vote until the earlier of (a) the Closing Date and (b) the termination of this Agreement, the Company shall not, and shall cause its Subsidiaries and Affiliates and their respective directors, employees, representatives and agents (collectively, the “Company Parties”) not to, discuss, pursue or enter into any contract with respect to a possible sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the capital stock of the Company or its Subsidiaries or all or any material part of its or their assets with any other Person (an “Acquisition Proposal”) or provide any information to any Person other than Parent and MergerCo (and their representatives) with respect to an Acquisition Proposal. The Company shall, and shall cause the Company Parties to, (i) immediately cease and cause to be terminated any and all contracts, discussions and negotiations with all Persons other than Parent and MergerCo (and their representatives) regarding the foregoing and (ii) promptly notify Parent if any Acquisition Proposal or any inquiry or contact with any Person other than Parent and MergerCo (and their representatives) with respect thereto is subsequently made to any Company Party.

Section 7.11. Further Action. At and following the Closing, each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the other parties to (a) consummate the Merger, (b) vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of either MergerCo or the Company and (c) effect the other purposes of this Agreement.

Section 7.12. Financing.

(a) Parent shall use its commercially reasonable efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Commitment Letter, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent or MergerCo in such definitive agreements that are within their control and (iv) consummate the Financing no later than the Closing. Notwithstanding the foregoing, Parent shall not be prohibited from obtaining and consummating financing on terms other than those contemplated by the Commitment Letter, provided that Parent’s efforts to obtain such alternate financing terms are not reasonably expected to materially delay or prevent the Financing and consummation of the transactions contemplated by this Agreement.

(b) In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter, (i) Parent shall promptly deliver a written notice of such fact to the Company (the “Financing Termination Notice”), and (ii) Parent shall use its commercially reasonable efforts to obtain alternative financing from alternative sources, on terms, reasonably acceptable to Parent and that Parent does not reasonably expect to materially delay the consummation of the transactions contemplated by this Agreement. If Parent is successful in obtaining such alternative financing, Parent shall inform the Company of such fact by delivering written notice to the Company (the “Alternative Financing Notice”). If Parent has not delivered the Alternative Financing Notice to the Company by the ninetieth (90th) day following the date of delivery to the Company of the Financing Termination Notice or such later date as agreed to in writing by the parties, (i) Parent may terminate this Agreement upon three (3) Business Days prior written notice to the Company without any liability to Parent, and (ii) the Company may terminate this Agreement upon three (3) Business Days prior written notice to Parent without any liability to the Company, in each case, so long as no Alternative

Financing Notice is received by the Company prior to the effective date of such termination; provided, however, that nothing in this Section 7.12(b) shall be deemed to affect any party’s right to terminate this Agreement pursuant to Section 10.1.

(c) The Company and its Subsidiaries shall provide such assistance and cooperation as Parent, Merger Sub and their Affiliates may reasonably request in connection with their efforts to obtain and consummate the Financing, including (i) providing reasonable assistance in the preparation of, and allowing confidential information concerning the Company to be included in, any prospectus, offering memorandum or similar document or marketing material (including any confidential information memorandum), and, cooperating with initial purchasers or placement agents, (ii) making senior management, representatives and advisors of the Company and the Subsidiaries directly available at reasonable times consistent with their responsibilities to the Company for customary “roadshow” or syndication presentations, lender or proposed financing source meetings (including existing lenders of Parent or the Company and potential lenders) and rating agencies presentations, (iii) cooperating with prospective lenders, underwriters, placement agents or initial purchasers and their respective advisors in performing their due diligence during normal business hours, (iv) providing all financial statements and financial and other information necessary for the satisfaction of the conditions set forth in the Commitment Letter, including the detailed business plan and/or projections of the Company and its Subsidiaries for the years 2006 through 2011 and for the eight quarters beginning with the fourth quarter of 2006, (v) using commercially reasonable efforts to obtain from the Company’s accountants comfort letters to any underwriters or initial purchasers consistent with Statement of Accounting Standards 72 (as amended), including standard negative assurance on any interim period of pro forma financial statements, (vi) using commercially reasonable efforts to obtain from the Company’s auditors a consent to the inclusion of the Company’s audited financial statements in prospectuses, offering memoranda or public filings to be made by Parent, and (vii) helping procure other definitive financing documents or other reasonably requested certificates or documents, including pledge and security documents, customary certificates (including a certificate of the chief financial officer of the Company with respect to solvency matters), legal opinions and real estate title documentation.

Section 7.13. Supplemental Disclosure. The Company shall, promptly after becoming aware of any matter, event or condition hereafter arising or discovered, which if existing or known at the date of this Agreement would have been required to be set forth or described in the Schedules (as defined in Section 11.2), supplement or amend such Schedules with respect to such matter, event or condition. Any such supplemental or amended disclosure with respect to those matters, events or conditions arising or discovered after the date of this Agreement shall not be deemed to have cured any inaccuracy of any representation or warranty made in this Agreement for purposes of the indemnifications provided for in Article IX hereof and shall not be deemed to have cured any such inaccuracy of representation or warranty for purposes of determining whether the conditions set forth in Article VIII have been satisfied.

ARTICLE VIII - CONDITIONS TO THE MERGER

Section 8.1. Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time, of each of the following conditions:

(a) Hart-Scott-Rodino Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(b) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.

Section 8.2. Additional Conditions to Obligations of Parent and MergerCo to Effect the Merger. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and MergerCo at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the Closing Date (disregarding for such purposes any qualifications as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties), except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date (disregarding for such purposes any qualifications as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties). Parent shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by an officer of the Company.

(b) Performance and Obligations of the Company. The Company shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by an officer of the Company.

(c) Officer’s Certificate. The Company shall have delivered a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and Bylaws of the Company, each as in effect from the date of this Agreement until the Closing Date, (iii) a copy of all minutes of the meetings or unanimous written consents of the Company Board authorizing and approving this Agreement, the Merger and the transactions contemplated hereby, and (iv) a copy of the Written Consent of the Equity Holders adopting and approving this Agreement, the Merger and the transactions contemplated hereby.

(d) Estimated Working Capital. The Company shall have delivered the Company’s Estimated Working Capital to Parent and MergerCo at least ten (10) Business Days prior to the Closing Date. The Estimated Working Capital Adjustment shall have been finally determined in accordance with Section 3.7 on or before the Closing Date.

(e) Company Capitalization as of the Closing Date; Closing Date Payment Schedule. The Company shall have delivered a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying as to (i) the total number of outstanding shares of each class of Company Stock as of the Closing Date and (ii) the number of shares of Company Stock, Options and Warrants held by each registered Equity Holder thereof as of the Closing Date. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule of Closing Date payments, which shall set forth (i) the payments to be made by Parent on the Closing Date to each Equity Holder (including employment and other applicable withholding Taxes with respect to each Optionholder), the Escrow Agent and the Equity Holders’ Representative, (ii) the amounts to be paid by Parent on behalf of the Company in connection with Closing, including amounts with respect to Indebtedness and the Company Expenses, (iii) the Pro Rata Portions for the Equity Holders; and (iv) with respect to each Indemnifying Equity Holder, such “Indemnifying Equity Holder’s Pro Rata Portion,” which shall be a percentage derived by dividing the Closing Cash Merger Consideration to be received by each such Indemnifying Equity Holder by the Closing Cash Merger Consideration to be received by all Indemnifying Equity Holders in the aggregate.

(f) Required Consents. The consents or approvals of all Persons set forth on Schedule 8.2(f) (the “Required Consents”) shall have been obtained and shall be in full force and effect.

(g) Escrow Agreement. The Company and the Equity Holders’ Representative shall have executed and delivered the Escrow Agreement.

(h) Letters of Transmittal. The Company shall have delivered to Parent, on behalf of Equity Holders holding at least ninety-two percent (92%) of the Company Stock (as determined on a fully diluted, as-if-converted to Common Stock basis), letters of transmittal properly completed and duly executed, and such other documents as may be required pursuant to such instructions, including delivery of the Certificates held by such Equity Holders. Such letters of transmittal and other documents shall be in a form reasonably acceptable to Parent.

(i) Legal Opinions. Parent and MergerCo shall have received an opinion of (x) Goodwin Procter LLP, counsel to the Company and its Subsidiaries, and (y) Richards Layton & Finger, P.A., the Company’s Delaware counsel, dated the Closing Date, in form and substance reasonably satisfactory to Parent and Parent’s legal counsel and covering the matters set forth on Exhibit E attached hereto. In addition, Parent and MergerCo shall have received opinions of local counsel to the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent and Parent’s legal counsel, with respect to the Company’s Subsidiaries.

(j) Matters with respect to Options, Warrants and Other Employee Matters. The Plan and all outstanding Options shall have been exercised and/or terminated in accordance with Section 3.2, and all other obligations and actions set forth in Section 3.2 shall have been met and performed. All outstanding Warrants shall have been exercised and terminated in accordance with Section 3.3. The Company shall have taken those actions with respect to its employment agreements and other Company Plans as agreed to in writing between the Company and Parent.

(k) Dissenting Shares. Holders of no more than four percent (4%) shares of Company Stock shall have exercised their appraisal rights in accordance with Section 3.4.

(l) Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(m) Minimum EBITDA. The Company’s FY 2006 EBITDA, as determined pursuant to Section 3.7(c), shall be at least $32,500,000.

(n) Cash on Hand. The Company shall have cash on hand of at least $1,500,000 as of and immediately following the Effective Time, as certified by an authorized officer of the Company in a certificate that is dated as of the Closing Date.

(o) Resignation Letters. All directors of the Company and its Subsidiaries shall have tendered their written resignations to be effective immediately prior to the Closing.

(p) Financing. Parent shall have received the Financing substantially on the terms and conditions set forth in the Commitment Letter or, if applicable, the Alternative Financing Notice.

(q) Payoff Letters and Releases of Liens. The Company’s lenders and other creditors shall have provided payoff letters and evidence of applicable lien releases and/or filings to be filed with respect to the Indebtedness and any other Encumbrances on the assets of the Company or its Subsidiaries, all in form and substance satisfactory to Parent’s lenders.

(r) Equity Holders Agreement. The Equity Holders’ Representative and Equity Holders holding at least ninety-two percent (92%) of the Company Stock (as determined on a fully diluted, as-if-converted to Common Stock basis) shall have executed and delivered the Equity Holders Agreement to Parent.

(s) Financial Statement Delivery. A minimum of sixty (60) days shall have elapsed from the date that the Audited Financial Statements were first delivered to Parent pursuant to Section 7.9(c).

(t) Bylaws. The bylaws of the Surviving Corporation shall have been amended and restated by valid action of the stockholders or Board of Directors of the Surviving Corporation to read as of the Effective Time the same as the bylaws of MergerCo that were in effect immediately prior to the Effective Time, until thereafter amended as provided by law, the terms of the certificate of incorporation of the Surviving Corporation or the terms of such bylaws, except that the bylaws of the Surviving Corporation shall be amended to reflect that the name of the Surviving Corporation shall be “PrairieWave Holdings, Inc.”

Section 8.3. Additional Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and MergerCo set forth in this Agreement shall be true and correct in all material respects as of the Closing Date (disregarding for such purposes any qualifications as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties), except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date (disregarding for such purposes any qualifications as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties). The Company shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by an officer of Parent and MergerCo.

(b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by an officer of Parent and MergerCo.

(c) Officer’s Certificate. Each of Parent and MergerCo shall have delivered a certificate of an authorized officer, dated as of the Closing Date, certifying as to (i) the incumbency of its officers executing documents executed and delivered in connection herewith, (ii) copies of their respective incorporation documents as in effect as of the Closing Date and (iii) a copy of the votes of their respective boards of directors (and in the case of MergerCo, the resolutions of Parent as its sole stockholder) authorizing and approving this Agreement, the Merger and the transactions contemplated hereby.

(d) Minimum EBITDA. The Company’s FY 2006 EBITDA, as determined pursuant to Section 3.7(c), shall be at least $32,500,000.

(e) Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Company Material Adverse Effect.

ARTICLE IX - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 9.1. Survival of Representations, Warranties and Covenants.

(a) All covenants in this Agreement shall survive the Closing and remain in full force and effect indefinitely (unless any such covenant by its terms terminates as of an earlier date). Except as otherwise provided in this Agreement, each of the representations and warranties contained in Article IV and Article V will terminate, without further action, on the date which is the twelve (12) month anniversary of the Closing Date (the “Anniversary Date”) except for (i) Sections 4.1, 4.2, 4.8, 4.10(a), 4.10(d), 4.16, 5.1, 5.2 and 5.5, which representations and warranties shall continue until expiration of their respective statutes of limitations and (ii) Section 4.14, which representations and warranties shall terminate on the date which is five (5) years following the Closing Date (the “Environmental Expiration Date”).

(b) The indemnification contained in this Article IX will survive the Closing and shall remain in effect:

(i) to the expiration of the applicable statute of limitations with respect to any indemnifiable claim related to the breach of any covenant or the breach of any representation or warranty that pursuant to Section 9.1(a) survives until the expiration of its applicable statute of limitations; provided, however, that claims for indemnification for pre-Closing breaches of covenants shall expire on the Anniversary Date,

(ii) until the Environmental Expiration Date for any indemnifiable claims that are specified in Section 9.1(a)(ii),

(iii) until the Anniversary Date for any indemnifiable claims that are not specified in Section 9.1(b)(i) or Section 9.1(b)(ii), and

(iv) until the Anniversary Date for any indemnifiable claims that are specified in Section 9.2(a)(v).

Unless a claim for indemnification with respect to any alleged breach of any representation or warranty is asserted by notice given as herein provided that identifies a particular breach and the underlying facts relating thereto, which notice is given within the applicable period of survival for such representation or warranty, such claim may not be pursued and is irrevocably waived after such time. Without limiting the generality or effect of the foregoing sentence, no claim for indemnification with respect to any representation or warranty will be deemed to have been properly made except (i) to the extent it is based upon a Third Party Claim (as defined in Section 9.4(a)) or (ii) to the extent based on Indemnifiable Losses (as defined in Section 9.3(a)(iv)) incurred by an Indemnitee (as defined in Section 9.3(a)(ii)), and such indemnification claim is made or brought prior to the expiration of the survival period for such representation or warranty. For purposes of clarity, claims asserted in writing before the applicable period of survival for such representation or warranty terminates shall be deemed timely made regardless of whether litigation or arbitration proceedings are commenced by such date. Notwithstanding anything to the contrary in this Agreement, if either party makes a claim for indemnification in writing and in accordance with the terms of this Agreement with respect to any matter for which indemnification is provided under Section 9.2(a) or Section 9.2(b) prior to the applicable expiration date as provided in Section 9.1(b), the indemnification contained in this Article IX with respect to such claim shall survive until such claim is finally resolved in accordance with the terms hereof.

Section 9.2. Indemnification.

(a) Following the Closing, and subject to the other sections of this Article IX, the Equity Holders, from the Escrow Fund as contemplated by the final sentence of Section 9.3(d),

and to the extent the Escrow Fund is insufficient, the Indemnifying Equity Holders, severally and not jointly, will indemnify, defend and hold harmless Parent and its Affiliates and their respective directors, officers, and agents from and against all Indemnifiable Losses, relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations and warranties made by the Company in Article IV and the certificate provided pursuant to Section 8.2(a) of this Agreement;

(ii) a breach by the Company of any covenant or agreement of the Company contained in this Agreement; and

(iii) any amount payable in respect of any Dissenting Share, Option or Warrant in excess of the applicable portion of the Total Merger Consideration;

(iv) reasonable out of pocket costs and expenses incurred in connection with the exercise of any dissenters’ rights pursuant to Section 3.4; and

(v) (1) the Company’s participation in the National Telecommunications Cooperative Association’s Retirement and Security Program, (2) benefits to be paid under the PrairieWave Communications, Inc. Retiree Medical Insurance Plan, or (3) the FCC letter of inquiry regarding Customer Proprietary Network Information, dated October 26, 2006 (reference # EB-06-TC-3302) (collectively, the “Special Indemnification Matters”), subject to the Special Indemnification Cap Limitation (as defined below).

(b) Following the Closing, and subject to the other sections of this Article IX, Parent will indemnify, defend and hold harmless the Equity Holders and their respective directors, officers and agents from and against all Indemnifiable Losses relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations or warranties made by Parent or MergerCo in Article V and the certificate provided pursuant to Section 8.3(a) of this Agreement; and

(ii) a breach by Parent or MergerCo of any covenant or agreement of Parent or MergerCo contained in this Agreement.

(c) All payments made on behalf of the Equity Holders (including out of the Escrow Fund), by Parent or by MergerCo (or any of their respective Affiliates), as the case may be, to or for the benefit of other parties pursuant to Section 3.8 or Section 7.6 or this Article IX shall be treated as adjustments to the Total Merger Consideration for tax purposes, and such agreed treatment shall govern for purposes of this Agreement. Parent, MergerCo and the Company shall file all Tax Returns consistent with such treatment. As between Parent and the Equity Holders’ Representative, upon the settlement or resolution of any claim for indemnification by Parent or Merger Co while the Escrow Fund remains held by the Escrow Agent, Parent and the Equity Holders’ Representative agree to provide joint written instructions to the Escrow Agent regarding the disbursement of funds to the applicable party, all in accordance with the Escrow Agreement.

Section 9.3. Limitations on Liability.

(a) For purposes of this Agreement:

(i) “Indemnification Payment” means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement;

(ii) “Indemnitee” means any Person entitled to indemnification under this Agreement;

(iii) “Indemnifying Party” means any Person required to provide indemnification under this Agreement; and

(iv) “Indemnifiable Losses” means any losses, liabilities, damages, costs, expenses, assessments, fines, interest, penalties, awards, deficiencies and other obligations and expenses (including reasonable out-of-pocket attorneys’ fees and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) actually incurred in connection with any matter for which indemnification is granted pursuant to Section 9.2(a)(i)—(v), inclusive, or Section 9.2(b)(i)—(ii), inclusive, in any such case (x) reduced by the amount of insurance proceeds actually recovered from any Person or entity with respect thereto and (y) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation is the result of the gross negligence or willful misconduct of the Indemnitee; provided, however, that in no event shall Indemnifiable Losses include any such losses, liabilities, damages, costs and expenses arising out of or relating to the availability or use of any Tax attributes of the Company and its Subsidiaries following the Closing.

(b) As between the Company, any Affiliate of the Company and the Equity Holders’ Representative, on the one hand, and Parent and any Affiliate of Parent, on the other hand, the remedies, rights and obligations set forth in this Article IX will be the exclusive remedies, rights and obligations with respect to the liabilities and obligations referred to in Sections 9.2(a)(i) and 9.2(b)(i) and any breach of the representations or warranties set forth in this Agreement, except with respect to matters of fraud. Without limiting the foregoing, as a material inducement to entering into this Agreement, to the fullest extent permitted by law, each of the parties waives any claim or cause of action that it otherwise might assert based upon any breach of the representations or warranties set forth in this Agreement, except for claims or causes of action brought under and subject to the terms and conditions of this Article IX and except with respect to matters of fraud.

(c) Notwithstanding any other provision of this Agreement or of any applicable law, except for Indemnifiable Losses arising out of or relating to any inaccuracy of representations and warranties under Section 4.2 and Section 4.8 (which shall not be subject to this Section 9.3(c)), no Indemnitee will be entitled to indemnification for a claim against an Indemnifying Party for any Indemnifiable Losses arising out of or relating to any inaccuracy of representations or warranties under Sections 9.2(a)(i) or 9.2(b)(i) until the aggregate amount of

Indemnifiable Losses incurred by such Indemnitee exceeds $500,000 (all amounts up to and including such amount, the “Basket Amount”); provided, however, that in determining whether the Basket Amount has been exceeded, there shall not be included any Losses arising from any claim with respect to which the total Losses are less than $10,000; provided, further, that it is expressly understood that claims for indemnification under Section 9.2(a)(v) shall not be subject to the Basket Amount.

(d) Notwithstanding any other provision of this Agreement, the indemnification obligations of the Equity Holders under Section 9.2(a)(i) and Section 9.2(a)(v), collectively, or the indemnification obligation of Parent under Section 9.2(b)(i) shall not exceed an amount equal to the amount of the Escrow Fund, respectively (the “Cap Limitation”); provided, however, that (i) the Cap Limitation shall not apply to breaches of the representations and warranties set forth in Sections 4.1, 4.2, 4.8, 4.10(a), 4.10(d), 4.14, 5.1 and 5.2 or to matters of fraud; (ii) notwithstanding clause (i) above, in no event shall the indemnifiable obligations of the Equity Holders for any breaches of the representations and warranties set forth in Section 4.14 exceed an amount equal to (A) Fifteen Million Dollars ($15,000,000) less (B) the aggregate amount of all indemnification obligations of the Equity Holders paid out of the Escrow Fund (the “Environmental Cap Limitation”); and (iii) in no event shall the indemnification obligations of the Equity Holders for the Special Indemnification Matters, including pursuant to Section 9.2(a)(i) for breaches of representations and warranties relating to any of the Special Indemnification Matters, exceed, in the aggregate, an amount equal to Two Hundred Fifty Thousand Dollars ($250,000) (the “Special Indemnification Cap Limitation”). The Equity Holders shall be obligated to provide indemnification from the Escrow Fund as contemplated by the final sentence of Section 9.3(d), and to the extent the Escrow Fund is insufficient, the Indemnifying Equity Holders shall be required to provide indemnification severally and not jointly, for all Indemnifiable Losses that may be asserted pursuant to Section 9.2(a), subject to the terms and conditions hereof. Parent shall be obligated to provide indemnification for all Indemnifiable Losses that may be asserted pursuant to Section 9.2(b). Notwithstanding anything to the contrary in this Article IX or Section 7.6, all amounts due from the Equity Holders pursuant to Article IX or Section 7.6 shall be paid first out of the Escrow Fund and, if the aggregate amount of Indemnifiable Losses exceeds the Escrow Fund, then each of the Indemnifying Equity Holders shall, severally and not jointly, pay such Indemnifying Equity Holder’s Pro Rata Portion of the amount of such excess to Parent; provided, however, that (x) such Indemnifying Equity Holders shall not be obligated to reimburse Parent for an aggregate amount greater than the Total Merger Consideration, (y) in no event shall the liability of the Indemnifying Equity Holders for claims of breaches of the representations and warranties of Section 4.14 exceed, in the aggregate, the Environmental Cap Limitation, and (z) in no event shall the liability of the Indemnifying Equity Holders for the Special Indemnification Matters, including pursuant to Section 9.2(a)(i) for breaches of representations and warranties relating to any of the Special Indemnification Matters, exceed, in the aggregate, the Special Indemnification Cap Limitation (less any amounts related to the Special Indemnification Matters (including for any breach of any representation or warranty with respect to any such Special Indemnification Matter) otherwise paid out of the Escrow Fund).

(e) No Indemnifying Party shall be liable to or obligated to indemnify any Indemnitee hereunder for any punitive or exemplary damages, or any consequential, special or multiple damages, except to the extent such damages have been recovered by a third person (including a Governmental Authority) and are the subject of a Third Party Claim for which indemnification is available under this Article IX.

(f) The Company, Parent and the Equity Holders’ Representative shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

(g) No Indemnitee shall be entitled to indemnification hereunder for any Indemnifiable Losses arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Indemnifiable Losses incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is included in the calculation of the Estimated Working Capital and/or the Closing Working Capital.

(h) Any liability for indemnification under this Section 9.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant, or agreement.

Section 9.4. Defense of Claims.

(a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Third Party (a “Third Party Claim”) against such Indemnitee, with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) calendar days after receipt of notice of such Third Party Claim; provided, however, that the failure of the Indemnitee to so notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article IX to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). Upon receipt of notification of a Third Party Claim, the Indemnifying Party shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof, provided, however, that the Indemnifying Party shall not have the right to control the defense if (i) the Third Party Claim relates to or arises in connection with a criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnifying Party has failed to defend or is failing to defend in good faith the Third Party Claim, (iii) the Indemnifying Party and the Indemnitee are both named parties to the Third Party Claim, and the Indemnitee reasonably concludes based on the advice of counsel that representation of both parties by the same counsel would be or could reasonably be expected to become inappropriate under applicable ethical standards due to actual or potential conflicting interests, (iv) in the case of Losses suffered by a Parent Indemnitee, such Losses would result in Indemnifiable Losses in excess of Twenty Million Dollars ($20,000,000), (v) the Indemnifying Party does not, in the Indemnitee’s reasonable judgment, have sufficient financial resources to satisfy the amount of any adverse judgment that is reasonably likely to result with respect to such Third Party Claim, or (vi) the Indemnifying Party fails to acknowledge in writing that it would have an indemnity obligation in accordance with the terms hereof for any and all Losses resulting from such Third Party Claim. Whether or not the Indemnifying Party elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (i) the employment of such separate counsel has been specifically authorized in writing by the Indemnifying Party, (ii) the Indemnifying Party has failed to assume the defense of such Third Party Claim within a reasonable time after receipt of notice thereof, or (iii) the named parties to the proceeding in which such claim, demand, action or cause of action has been asserted include both the Indemnifying Party and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more defenses that are in conflict with those available to the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the fees and disbursements of more than one counsel for all Indemnitees in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances. Without the prior written consent of the Indemnitee, the Indemnifying Party will not enter into any settlement of any Third Party Claim that would result in (A) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of, or impose any non-monetary liability, obligation or commitment on, the Indemnitee or any of its Affiliates, (B) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnitee or any of its Affiliates, (C) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnitee or any of its Affiliates, or (D) any monetary liability of the Indemnitee that shall not be promptly paid or reimbursed by the Indemnifying Party. Any such settlement or compromise shall include as an unconditional term thereof the giving by the claimant of a release of the Indemnitee and the Indemnified Party from all liability with respect to such Third Party Claim. If a settlement offer solely for money damages is made by the applicable third party claimant (which offer provides for a full and unconditional release of the Indemnitee), and the Indemnifying Party notifies the Indemnitee in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee, the Indemnitee may continue to contest such claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (1) the amount of the settlement offer that the Indemnitee declined to accept plus the Indemnifiable Losses of the Indemnitee relating to such Third Party Claim through the date of its rejection of the settlement offer or (2) the aggregate Indemnifiable Losses of the Indemnitee with respect to such claim.

(b) Any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after the incurrence thereof, provided, however, that the failure of the Indemnitee to notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article IX to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). The Indemnifying Party will have a period of 30 calendar days within which to respond in writing to such claim. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article IX.

(c) If, after the making of any Indemnification Payment, the amount of the Indemnifiable Loss to which such payment relates is reduced by actual recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any Indemnification Payment, the Indemnifying Party will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party that is not an Affiliate of the Indemnitee in respect of the Indemnifiable Loss to which the Indemnification Payment relates; provided that (i) the Indemnifying Party shall then be in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss, and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, all claims of the Indemnifying Party against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee’s rights against such third party. Without limiting the generality or effect of any other provision of this Article IX, each such Indemnitee and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

Section 9.5. No Indemnifiable Claims Resulting From Governmental Authority Action. No party has any indemnifiable or otherwise compensable claim that any of the other parties’ representations or warranties is inaccurate, or that any covenant or agreement has been breached, if such claim is predicated on any new law or any action or order enacted or taken by a Governmental Authority after the Closing and that is effective retroactively for periods of time prior to the Closing; provided that the first party had no knowledge of such law, action or order prior to the Closing.

Section 9.6. Equity Holders’ Representative.

(a) Powers. The Equity Holders’ Representative shall have full power and authority to take all actions under this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement that are to be taken by the Equity Holders’ Representative, and Parent shall not be required to obtain the consent of any or all Equity Holders in connection with such matters; it being understood and agreed that Parent shall be entitled to rely in all respects upon the decisions and actions of the Equity Holders’ Representative with respect thereto. The Equity Holders’ Representative shall be authorized to take any and all actions which it believes are necessary or appropriate under this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, including, without limitation, executing the Escrow Agreement as Equity Holders’ Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Equity Holders’ Representative, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein or therein for all out-of-pocket fees and expenses and other obligations of or incurred by the Equity Holders’ Representative in connection with this Agreement and the Escrow Agreement, defending all indemnity claims against the Escrow Fund, consenting to, compromising or settling all indemnity claims, conducting negotiations with Parent and its agents regarding such claims, dealing with Parent and the Escrow Agent under this Agreement and the Escrow Agreement, taking any all other actions specified in or contemplated by this Agreement and the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, the Equity Holders’ Representative shall have the full power and authority to interpret on behalf of the Equity Holders all the terms and provisions of this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement and to consent to any amendment hereof or thereof on behalf of the Equity Holders in its capacity as Equity Holders’ Representative.

(b) Access to Information. The Equity Holders’ Representative shall have reasonable access to information of and concerning any indemnity claim and which is in the possession, custody or control of Parent or the Surviving Corporation and the reasonable assistance of Parent’s and the Surviving Corporation’s officers and employees for purposes of performing the Equity Holders’ Representative duties and exercising its rights under this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, including for the purpose of evaluating any indemnity claim against the Escrow Fund; provided that the Equity Holders’ Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement, the Escrow or any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, disclose any nonpublic information from or concerning any indemnity claim to anyone (except to the Equity Holders’ Representative’s attorneys, accountants or other advisers, to the Equity Holders and to any other Person on a need-to-know basis, but only if such other Person agrees to keep such information confidential).

(c) Reasonable Reliance. In the performance of its duties and exercise of its rights under this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, the Equity Holders’ Representative shall be entitled to rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any party to this Agreement, the Escrow Agreement, any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement or any Equity Holder. The Equity Holders’ Representative may assume that any Person purporting to give any notice in accordance with the provisions of this Agreement, the Escrow Agreement or any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement has been duly authorized to do so.

(d) Orders. The Equity Holders’ Representative is authorized, in its sole discretion, to comply with final, non-appealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Equity Holders’ Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Equity Holders’ Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Equity Holders’ Representative complies with any such order, writ, judgment or decree, it shall not be liable to any Equity Holder or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

(e) Irrevocable Appointment. Subject to the terms of the Equity Holders Agreement, the powers of the Equity Holders’ Representative hereunder are irrevocable, and any action taken by the Equity Holders’ Representative pursuant to the authority granted in the Equity Holders Agreement shall be effective and absolutely binding as the action of the Equity Holders.

ARTICLE X - TERMINATION, AMENDMENT AND WAIVER

Section 10.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after Equity Holder approval thereof:

(a) by the mutual written consent of Parent, MergerCo and the Company; or

(b) by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:

(i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their commercially reasonable efforts (which shall not include any divestiture, commencement of litigation or other extraordinary act) to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction or other action shall have become final and non-appealable; or

(ii) if the consummation of the Merger shall not have occurred on or before two hundred ten (210) days following the date of this Agreement (the “End Date”), provided, however, that if the Merger has not been consummated by the End Date as a result of delays associated with regulatory filings and approvals, then the End Date shall automatically be extended by an additional ninety (90) days; provided, further, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; or

(iii) if the FY 2006 EBITDA, as determined pursuant to Section 3.7(c), is less than $32,500,000; or

(c) by Parent, if the Company shall have breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, or if any representations or warranties of the Company shall have become untrue, which breach or failure to perform or untrue representation or warranty (A) would give rise to the failure of a condition set forth in Section 8.2 and (B) cannot be or has not been cured within thirty (30) days after Parent’s giving written notice to the Company of such breach (a “Company Material

Breach”) (provided, in each case, that Parent is not then in Parent Material Breach of any representation, warranty, covenant or other agreement set forth in this Agreement); or

(d) by the Company, if Parent or MergerCo shall have breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement or if any representations or warranties of Parent or MergerCo shall have become untrue, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2 and (ii) cannot be or has not been cured within thirty (30) days after the Company’s giving written notice to Parent of such breach (a “Parent Material Breach”) (provided that the Company is not then in Company Material Breach of any representation, warranty, covenant or other agreement set forth in this Agreement); or

(e) by either Parent or the Company pursuant to Section 7.12(b).

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo, the Company, the Equity Holders’ Representative or any Equity Holder and their respective directors, officers, employees, partners, managers, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 7.3, this Section 10.2 and Article XI; provided, however, that nothing contained in this Section 10.2 shall relieve any party from liabilities or damages arising out of any breach by such party of any of its covenants contained in this Agreement.

Section 10.3. Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and MergerCo; provided, however, that after any such Company stockholder approval, no amendment shall be made that by law requires further approval by the stockholders of the Company without obtaining the approval of stockholders of the Company.

Section 10.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such extension or waiver is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

ARTICLE XI - GENERAL PROVISIONS

Section 11.1. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing tracking of delivery) or via facsimile (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as specified by like notice):

(a)	if to the Company, to:

PrairieWave Holdings, Inc.

c/o PrairieWave Communications

5100 South Broadband Lane

Sioux Falls, SD 57108

Attn: Bruce D. Herman

Facsimile: (605) 965-7867

With a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attn: Michael J. Kendall, Esq.

Facsimile: (617) 523-1231

(b)	if to Parent, to:

Knology, Inc.

1241 O.G. Skinner Drive

West Point, GA 31833

Attn: General Counsel

Facsimile: (706) 645-0148

with a copy to:

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, NE

Atlanta, GA 30326

Attn: Terresa R. Tarpley, Esq.

Facsimile: (404) 365-9532

(c)	If to MergerCo, to:

Knology Acquisition Sub, Inc.

1241 O.G. Skinner Drive

West Point, GA 31833

Attn: General Counsel

Facsimile: (706) 645-0148

with a copy to:

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, NE

Atlanta, GA 30326

Attn: Terresa R. Tarpley, Esq.

Facsimile: (404) 365-9532

(d)	if to the Equity Holders’ Representative, to:

Alta Communications VIII, L.P.

c/o Alta Communications, Inc.

200 Clarendon Street, 51st Floor

Boston, MA 02116

with copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attn: Michael J. Kendall, Esq.

Facsimile: (617) 523-1231

Section 11.2. Disclosure Schedules. The section number headings in the schedules to this Agreement (the “Schedules”) correspond to the Section numbers in this Agreement and any information disclosed in any section of the Schedules shall be deemed to be disclosed and incorporated into any other section of the Schedules where such disclosure would be appropriate and reasonably apparent. The disclosure of any information on the Schedules shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Parent, MergerCo or the Company, as applicable, in this Agreement or that such information is material.

Section 11.3. Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by merger or operation of law) by any of the parties hereto without the prior written consent of the other parties.

Section 11.4. Severability. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Section 11.5. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Company Board has approved, for purposes of Section 151 of the DGCL and any applicable provision of the Certificate of Incorporation, the terms of this Agreement and (b) this Agreement is executed by the parties hereto.

Section 11.6. Certain Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Aggregate Common Closing Cash” means an amount in cash equal to (i) the Closing Cash Merger Consideration less (ii) the sum of (A) the Aggregate Series B Merger Price, plus (B) the Aggregate Series A Closing Cash.

(c) “Aggregate Common Stock Merger Price” means an amount in cash equal to (i) the Total Merger Consideration less (ii) the sum of (A) the Aggregate Series B Merger Price, plus (B) the Aggregate Series A Merger Price.

(d) “Aggregate Option Exercise Price Proceeds” means the aggregate amount of the exercise prices of all Vested Options as of the Effective Time that are being cashed out pursuant to Section 10.2 of the Plan concurrently with the Effective Time.

(e) “Aggregate Series A Closing Cash” means an amount in cash equal to the Common Per Share Closing Cash multiplied by the number of shares of Series A Preferred Stock issued and outstanding, on an as-if converted to Common Stock basis as of immediately prior to the Effective Time.

(f) “Aggregate Series A Merger Price” means an amount in cash equal to (i) Aggregate Series A Closing Cash plus (ii) the aggregate amount of any additional payments to be made to holders of Series A Preferred Stock under this Agreement, including, without limitation, payments to be made under Sections 3.8 or 7.6 or Article IX and/or pursuant to the Escrow Agreement or the Equity Holders Agreement.

(g) “Aggregate Series B Merger Price” means an amount in cash equal to $600.00 multiplied by the number of shares of Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time, plus an amount equal to all accrued and unpaid dividends thereon from the original issuance date of such shares through the Closing Date.

(h) “Aggregate Warrant Exercise Price Proceeds” means the aggregate amount of the exercise prices of all Warrants as of the Effective Time that are being cashed out concurrently with the Effective Time pursuant to agreements entered into between the Company and the Warrantholders.

(i) “As-Converted Value” shall have the meaning set forth in the Certificate of Incorporation as in effect on the date of this Agreement.

(j) “Cable Act” means Title VI of the Communications Act of 1934, as amended, 47 U.S.C. Sections 151 et seq., all other provisions of the Cable Communications Policy Act of 1984 and the provisions of the Cable Television Consumer Protection and Competition Act of 1992, and the provisions of the Telecommunications Act of 1996, amending Title VI of the Communications Act of 1934, in each case as amended and the rules and regulations, policies and published decisions of the FCC thereunder, as in effect from time to time.

(k) “Certificate of Incorporation” means the Company’s Third Amended and Restated Certificate of Incorporation, as amended through the date of this Agreement.

(l) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(m) “Common Per Share Closing Cash” means an amount in cash equal to the quotient obtained by dividing (i) the Aggregate Common Closing Cash by (ii) the total number of shares of Common Stock issued and outstanding as of immediately prior to the Effective Time on a fully-diluted basis assuming the exercise or conversion of all outstanding (A) Vested Options, (B) Warrants, (C) shares of Class A Common Stock and (D) shares of Series A Preferred Stock.

(n) “Common Stock Merger Price Per Share” means an amount in cash equal to the quotient obtained by dividing (i) the Aggregate Common Stock Merger Price by (ii) the total number of shares of Common Stock issued and outstanding as of immediately prior to the Effective Time on a fully-diluted basis assuming the exercise or conversion of all outstanding (A) Vested Options, (B) Warrants, (C) shares of Class A Common Stock and (D) shares of Series A Preferred Stock.

(o) “Franchises” means all franchises used in the conduct of the Company’s, its Subsidiaries’ and their Affiliates’ business, all as set forth on Schedule 4.18.

(p) “Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

(q) “Holdback Amount” means an amount of cash, as determined by the Equity Holders’ Representative not later than five (5) days prior to the Closing Date, equal to at least $250,000 to be withheld from the Closing Cash Merger Consideration, plus any additional amounts to be withheld pursuant to the Equity Holders Agreement to pay the fees and expenses of the Equity Holders’ Representative in connection with the consummation of the Closing and the obligations of the Equity Holders’ Representative pursuant to this Agreement and the Escrow Agreement.

(r) “Intellectual Property” means all intellectual property rights owned or used by the Company or any Subsidiary of the Company arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all fictional business names, trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”), (iv) discoveries, concepts, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, procedures, designs, drawings, specifications, and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals of Company, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents, and (v) any and all: (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (B) databases and complications, including any and all data and collections of data, whether machine readable or otherwise; (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (D) all documentation including user manuals and other training documentation related to any of the foregoing.

(s) “IRS” means the Internal Revenue Service of the United States.

(t) “Losses” of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) other than taxes actually suffered or incurred by such Person.

(u) “Net Working Capital” means the amount of net working capital of the Company, based upon a balance sheet prepared in accordance with generally accepted accounting principles as applied in the United States on a consistent basis (“GAAP”), consistent with the practices, policies and procedures used in preparation of the Base Balance Sheet and will include only those items and will be calculated in accordance with the example set forth on Schedule 11.6(u) attached hereto. Notwithstanding the foregoing, the calculation of Net Working Capital shall specifically (i) include as a reduction to Net Working Capital all severance, accruals for bonuses, COBRA and other similar expenses, including those associated with the termination of any employment agreements by the Company prior to the Closing, regardless of whether such amounts are to be paid prior to or after the Closing, (ii) exclude (A) accrued interest on Indebtedness, (B) the current portion of Indebtedness, (C) accrued Taxes, and (D) any accrual for Company Expenses associated with this Agreement and the transactions contemplated hereby that are paid by Parent pursuant to Section 3.6, and (iii) include cash and cash equivalents but only to the extent that such cash and cash equivalents will continue to be held by the Company immediately following the Closing.

(v) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Exchange Act).

(w) “Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date. For purposes of this Agreement, in the case of any taxable year or period of a Company or a Subsidiary which includes the Closing Date (but does not end on that day), (i) Property Taxes allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire taxable year or period multiplied by a fraction, the numerator of which is the number of days during the taxable year or period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable year or period, and (ii) Taxes (other than Property Taxes) of a Company or a Subsidiary for the Pre-Closing Period shall be computed as if such taxable year or period (and the taxable year or period of any entity taxable as a partnership in which the Company or the Subsidiary owns a direct or indirect interest) ended as of the close of business on the Closing Date.

(x) “Pro Rata Portion” shall mean with respect to each Equity Holder, the percentage set forth on the Closing Date Payment Schedule opposite the name of such Equity Holder under the heading marked “Pro Rata Portion.”

(y) “Property Taxes” means real, personal and intangible ad valorem property taxes.

(z) “Series A Merger Price Per Share” means an amount in cash equal to the quotient obtained by dividing (i) the Aggregate Series A Merger Price by (ii) the total number of shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

(aa) “Series A Per Share Closing Cash” means the quotient obtained by dividing (i) the Aggregate Series A Closing Cash by (ii) the total number of shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

(bb) “Series B Merger Price Per Share” means an amount equal to the quotient obtained by dividing (i) the Aggregate Series B Merger Price by (ii) the total number of shares of Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

(cc) “Subsidiary” means any corporation more than fifty percent (50%) of whose outstanding voting securities, or any partnership, joint venture or other entity more than fifty percent (50%) of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.

(dd) “Systems” means the physical plant and other assets used by the Company and its Subsidiaries to provide telecommunications, cable services and other related services to the Company’s subscribers in those markets covered by the Franchises.

(ee) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

(ff) “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed with respect to Taxes.

(gg) “Time of the Requisite Vote” means the time at which this Agreement is first adopted by vote or written consent of (a) two-thirds in interest of the voting power of the outstanding shares of Series A Preferred Stock, and two thirds in interest of the voting power of the outstanding shares of the Series B Preferred Stock, each voting as a separate series, and (b) a majority of the outstanding shares of the Series A Preferred Stock, Class A Common Stock and Common Stock, voting together as a single class on an as-if-converted to Common Stock basis.

Section 11.7. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 11.8. Fees and Expenses. Subject to Section 3.4, and except as otherwise set forth in this Agreement, whether or not the Merger is consummated, each of Parent (on behalf of Parent and MergerCo), on the one hand, and the Company, on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

Section 11.9. Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the parties hereby consents to personal jurisdiction, service of process and venue in the federal or state courts of the State of Delaware for any claim, suit or proceeding arising under this Agreement, or in the case of a Third Party Claim subject to indemnification hereunder, in the court where such claim is brought.

Section 11.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of proper jurisdiction, including without limitation the obligation to close the Merger on the Closing Date pursuant to Section 1.4 hereof. Such remedies shall not be exclusive and shall be in addition to any other remedies that any party may have under Article IX of this Agreement.

Section 11.11. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 11.12. Miscellaneous. This Agreement (a) constitutes, together with the Confidentiality Agreement, the Schedules and Exhibits attached hereto, and the documents, instruments and certificates referred to herein which form a part hereof, or which are entered into in connection herewith, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person (except as set forth below) any rights or remedies hereunder and (c) may be executed in two or more counterparts which together shall constitute a single agreement. Section 7.5 and 9.2 are intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons.

Signatures on following page.

IN WITNESS WHEREOF, the parties hereto have executed, or have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

KNOLOGY, INC.

By:	/s/ Rodger L. Johnson
Name:	Rodger L. Johnson
Title:	President & CEO

MERGERCO:

KNOLOGY ACQUISITION SUB, INC.

By:	/s/ Rodger L. Johnson
Name:	Rodger L. Johnson
Title:	President & CEO

COMPANY:

PRAIRIEWAVE HOLDINGS, INC.

By:	/s/ Bruce D. Herman
Name:	Bruce D. Herman
Title:	President & CEO

EQUITY HOLDERS’ REPRESENTATIVE:

ALTA COMMUNICATIONS VIII, L.P.

By:	ALTA COMMUNICATIONS VIII MANAGERS, LLC

By:	/s/ Philip Thompson
Name:	Philip Thompson
Title:	Member

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The following Indemnifying Equity Holders each hereby joins in the Agreement for the limited purpose of agreeing to be bound, severally but not jointly, to the indemnification obligations of the Equity Holders contained in Article IX of the Agreement upon the terms and conditions set forth in the Agreement.

INDEMNIFYING EQUITY HOLDERS:

ALTA COMMUNICATIONS VIII-B, L.P.

By:	ALTA COMMUNICATIONS VIII MANAGERS, LLC

/s/ Philip Thompson
Name: Philip Thompson Title: Member

ALTA-COMM VIII S BY S, LLC

By:	/s/ Philip Thompson
Name: Philip Thompson Title: Power of Attorney

ALTA COMMUNICATIONS VIII, L.P.

By:	ALTA COMMUNICATIONS VIII MANAGERS, LLC

/s/ Philip Thompson
Name: Philip Thompson Title: Member

ALTA VIII ASSOCIATES LLC

By:	ALTA COMMUNICATIONS, INC.

/s/ Philip Thompson
Name: Philip Thompson Title: Vice President

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BANCAMERICA CAPITAL INVESTORS I, L.P.

By:	BancAmerica Capital Management I, L.P., Its General Partner

By:	BACM I GP, LLC, Its General Partner

By:	/s/ Craig A. Elson
Name: Craig A. Elson Title: Authorized Signatory

/s/ Gary Sugarman
Gary Sugarman

FOUR CORNERS CAPITAL PARTNERS LLC

Ted Mocarski

/s/ Craig A. Anderson
Craig A. Anderson

/s/ Eugene P. McCord
Eugene P. McCord

/s/ William P. Heaston
William P. Heaston

/s/ Timothy F. Jaeger
Timothy F. Jaeger

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/s/ Tracy T. Larsen
Tracy T. Larsen

Jeffrey G. Parker

/s/ Brent R. Norgaard
Brent R. Norgaard

/s/ Bruce D. Herman
Bruce D. Herman

/s/ Jerry P. Andersen
Jerry P. Andersen

/s/ Linda Anderson
Linda Anderson

/s/ Brett Ritter
Brett Ritter

/s/ Michael Bosma
Mike Bosma

/s/ Patrick J. Mastel
Patrick J. Mastel

/s/ Walter G. Scheidt
Walter G. Scheidt

End of signatures.